United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2017

Vale S.A.

Avenida das Américas, No. 700
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2017

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes Rua do Passeio, 38 Setor 2 17º andar 20021-290 - Rio de Janeiro, RJ - Brasil	Central Tel Fax Internet	55 (21) 2207-9400 55 (21) 2207-9000 www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.                                      We have reviewed the interim accounting information, individual and consolidated, of Vale S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2017, which comprises the individual and consolidated balance sheet as of June 30, 2017 and the respective statements of income and comprehensive income for three and six months periods ended on June 30, 2017, the individual and consolidated statements of changes in equity for the six-month period and the individual statment of cash flows for the six-month period and the consolidated statement of cash flows for the three and six month periods then ended, including the explanatory notes.

2.                                      The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) — Demonstração Intermediária and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board — IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.                                      We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the interim accounting information

4.                                      Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.                                      The individual and consolidated statements of value added for the quarter ended June 30, 2017, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, July 26, 2017

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Income Statement

In millions of Brazilian Reais, except earnings per share data

		Consolidated
		Three month period ended June 30,		Six month period ended June 30,
	Notes	2017	2016	2017	2016
			(i)		(i)
Continuing operations
Net operating revenue	3(c)	23,363	21,576	50,105	42,150
Cost of goods sold and services rendered	4(a)	(16,462)	(15,102)	(31,327)	(30,171)
Gross profit		6,901	6,474	18,778	11,979

Operating expenses
Selling and administrative expenses	4(b)	(426)	(449)	(814)	(865)
Research and evaluation expenses		(257)	(257)	(463)	(468)
Pre operating and operational stoppage		(286)	(385)	(650)	(767)
Other operating expenses, net	4(c)	(271)	(503)	(518)	(644)
		(1,240)	(1,594)	(2,445)	(2,744)
Impairment and other results on non-current assets	12 and 15	(726)	(228)	877	(228)
Operating income		4,935	4,652	17,210	9,007

Financial income	5	1,482	13,300	4,489	24,926
Financial expenses	5	(5,823)	(6,280)	(10,724)	(13,185)
Equity results in associates and joint ventures	13	(83)	656	142	1,242
Impairment and other results in associates and joint ventures	17	(110)	(3,999)	(301)	(3,999)
Income before income taxes		401	8,329	10,816	17,991

Income taxes	6
Current tax		(222)	(1,415)	(1,807)	(2,692)
Deferred tax		378	(3,203)	(253)	(5,305)
		156	(4,618)	(2,060)	(7,997)

Net income from continuing operations		557	3,711	8,756	9,994
Net income attributable to noncontrolling interests		99	54	147	51
Net income from continuing operations attributable to Vale’s stockholders		458	3,657	8,609	9,943

Discontinued operations	11
Loss from discontinued operations		(388)	(72)	(645)	(27)
Net income attributable to noncontrolling interests		10	—	13	20
Loss from discontinued operations attributable to Vale’s stockholders		(398)	(72)	(658)	(47)

Net income		169	3,639	8,111	9,967
Net income attributable to noncontrolling interests		109	54	160	71
Net income attributable to Vale’s stockholders		60	3,585	7,951	9,896

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:	7
Preferred share (R$)		0.01	0.70	1.54	1.92
Common share (R$)		0.01	0.70	1.54	1.92

(i) Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian Reais, except earnings per share data

	Parent company
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Continuing operations
Net operating revenue	15,502	12,210	32,664	20,374
Cost of goods sold and services rendered	(8,338)	(7,085)	(16,089)	(14,047)
Gross profit	7,164	5,125	16,575	6,327

Operating expenses
Selling and administrative expenses	(235)	(249)	(461)	(489)
Research and evaluation expenses	(152)	(136)	(273)	(255)
Pre operating and operational stoppage	(212)	(175)	(404)	(339)
Equity results from subsidiaries	(1,449)	580	1,616	3,457
Other operating expenses, net	(257)	(91)	(85)	(518)
	(2,305)	(71)	393	1,856
Impairment and other results on non-current assets	(27)	—	(68)	—
Operating income	4,832	5,054	16,900	8,183

Financial income	1,029	12,348	3,515	23,710
Financial expenses	(5,285)	(5,938)	(9,679)	(12,658)
Equity results in associates and joint ventures	(83)	656	142	1,242
Impairment and other results in associates and joint ventures	(101)	(3,999)	(292)	(3,999)
Income before income taxes	392	8,121	10,586	16,478

Income taxes
Current tax	166	(1,281)	(1,066)	(2,298)
Deferred tax	(100)	(3,183)	(911)	(4,237)
	66	(4,464)	(1,977)	(6,535)
Net income from continuing operations	458	3,657	8,609	9,943

Loss from discontinued operations	(398)	(72)	(658)	(47)
Net income	60	3,585	7,951	9,896

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:
Preferred share (R$)	0.01	0.70	1.54	1.92
Common share (R$)	0.01	0.70	1.54	1.92

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Net income	169	3,639	8,111	9,967
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations	(933)	(641)	(1,026)	(972)
Tax recognized within other comprehensive income	289	193	311	297
Total items that will not be reclassified subsequently to the income statement	(644)	(448)	(715)	(675)

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments	4,532	(7,793)	2,356	(14,222)
Cash flow hedge	—	2	—	23
Net investments hedge	(1,267)	—	(420)	—
Equity results in associates and joint ventures, net of taxes	—	16	—	16
Transfer of realized results to net income, net of taxes	—	(266)	—	(276)
Tax recognized within other comprehensive income	244	27	(104)	(525)
Total of items that may be reclassified subsequently to the income statement	3,509	(8,014)	1,832	(14,984)
Total comprehensive income (loss)	3,034	(4,823)	9,228	(5,692)

Comprehensive income attributable to noncontrolling interests	275	(434)	192	(901)
Comprehensive income (loss) attributable to Vale’s stockholders	2,759	(4,389)	9,036	(4,791)

	Parent company
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Net income	60	3,585	7,951	9,896
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations	(20)	(19)	(40)	(40)
Tax recognized within other comprehensive income	6	6	13	13
Equity results in subsidiaries, associates and joint ventures, net of taxes	(630)	(435)	(688)	(648)
Total items that will not be reclassified subsequently to the income statement	(644)	(448)	(715)	(675)

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments	4,179	(7,278)	2,077	(13,772)
Net investments hedge	(1,267)	—	(420)	—
Equity results in associates and joint ventures, net of taxes	—	18		26
Transfer of realized results to net income, net of taxes	—	(266)	—	(266)
Tax recognized within other comprehensive income	431	—	143	—
Total of items that may be reclassified subsequently to the income statement	3,343	(7,526)	1,800	(14,012)
Total comprehensive income (loss)	2,759	(4,389)	9,036	(4,791)

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian Reais

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
		(i)		(i)
Cash flow from operating activities:
Income before income taxes from continuing operations	401	8,329	10,816	17,991
Continuing operations adjustments for:
Equity results in associates and joint ventures	83	(656)	(142)	(1,242)
Impairment and other results on non-current assets	726	228	(877)	228
Impairment and other results in associates and joint ventures	110	3,999	301	3,999
Depreciation, amortization and depletion	2,907	2,945	5,758	5,998
Financial results, net	4,341	(7,020)	6,235	(11,741)
Changes in assets and liabilities:
Accounts receivable	4,377	256	5,347	(3,546)
Inventories	(787)	81	(1,495)	(239)
Suppliers and contractors	791	1,305	1,101	139
Payroll and related charges	568	133	(153)	136
Other assets and liabilities, net	(360)	916	(964)	1,485
	13,157	10,516	25,927	13,208
Interest on loans and borrowings paid	(1,351)	(1,276)	(2,946)	(3,134)
Derivatives paid, net (note 20)	(15)	(1,236)	(353)	(3,212)
Interest on participative stockholders’ debentures paid	(221)	(117)	(221)	(117)
Income taxes	(101)	(250)	(1,257)	(858)
Income taxes - Settlement program	(387)	(351)	(766)	(694)
Net cash provided by operating activities from continuing operations	11,082	7,286	20,384	5,193
Net cash provided by operating activities from discontinued operations	4	121	294	132
Net cash provided by operating activities	11,086	7,407	20,678	5,325

Cash flow from investing activities:
Financial investments redeemed (invested)	115	(384)	(52)	(6)
Loans and advances - Net receipts (payments)	(314)	—	(769)	(15)
Additions to investments	(1,081)	(476)	(1,110)	(838)
Additions to property, plant and equipment and intangible (note 3(b))	(2,852)	(4,078)	(6,339)	(9,279)
Proceeds from disposal of assets and investments (note 12)	28	40	1,642	87
Dividends and interest on capital received from associates and joint ventures	266	403	266	405
Others investments activities	(64)	(75)	(68)	(163)
Net cash used in investing activities from continuing operations	(3,902)	(4,570)	(6,430)	(9,809)
Net cash used in investing activities from discontinued operations	(263)	(209)	(460)	(393)
Net cash used in investing activities	(4,165)	(4,779)	(6,890)	(10,202)

Cash flow from financing activities:
Loans and borrowings
Additions	963	5,005	4,539	17,955
Repayments	(5,899)	(6,215)	(9,432)	(10,934)
Transactions with stockholders:
Dividends attributed to stockholders	(4,660)	—	(4,660)	—
Dividends and interest on capital paid to noncontrolling interest	(14)	(252)	(23)	(269)
Transactions with noncontrolling stockholders (note 12)	—	—	799	(69)
Net cash provided by (used in) financing activities from continuing operations	(9,610)	(1,462)	(8,777)	6,683
Net cash provided by (used in) financing activities from discontinued operations	107	(12)	(1)	(16)
Net cash provided by (used in) financing activities	(9,503)	(1,474)	(8,778)	6,667

Increase (decrease) in cash and cash equivalents	(2,582)	1,154	5,010	1,790
Cash and cash equivalents in the beginning of the period	21,279	13,461	13,891	14,022
Effect of exchange rate changes on cash and cash equivalents	225	(1,238)	65	(2,435)
Cash and cash equivalents from disposals subsidiaries	—	—	(44)	—
Cash and cash equivalents at end of the period	18,922	13,377	18,922	13,377

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	265	749	587	1,439

(i)             Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian Reais

	Parent company
	Six month period ended June 30,
	2017	2016
Cash flow from operating activities:
Income before income taxes from continuing operations	10,586	16,478
Continuing operations adjustments for:
Equity results in associates, subsidiaries and joint ventures	(1,758)	(4,699)
Results on measurement or sale of non-current assets	68	—
Impairment and other results in associates and joint ventures	292	3,999
Depreciation, amortization and depletion	2,693	2,398
Financial results, net	6,164	(11,052)
Changes in assets and liabilities:
Accounts receivable	12,695	2,896
Inventories	(373)	19
Suppliers and contractors	28	925
Payroll and related charges	(54)	106
Other assets and liabilities, net	(779)	442
	29,562	11,512
Interest on loans and borrowings paid	(2,978)	(2,847)
Derivatives paid, net	(132)	(672)
Interest on participative stockholders’ debentures paid	(221)	(117)
Dividends received from interest on capital and associates	—	59
Income taxes	(678)	(81)
Income taxes - Settlement program	(750)	(681)
Net cash provided by operating activities	24,803	7,173

Cash flow from investing activities:
Financial investments redeemed (invested)	(97)	6
Loans and advances - Net receipts (payments)	(432)	85
Additions to investments	(913)	(1,282)
Additions to property, plant and equipment and intangible (note 27)	(3,737)	(6,276)
Proceeds from disposal of assets and investments	15	13
Dividends and interest on capital received from associates and joint ventures	424	403
Others investments activities	(54)	(188)
Net cash used in investing activities	(4,794)	(7,239)

Cash flow from financing activities:
Loans and borrowings
Additions	6,742	6,315
Repayments	(19,414)	(6,750)
Transactions with stockholders:
Dividends and interest on capital paid to noncontrolling interest	(4,660)	—
Transactions with noncontrolling stockholders	—	447
Net cash provided by (used in) financing activities	(17,332)	12

Increase (decrease) in cash and cash equivalents	2,677	(54)
Cash and cash equivalents in the beginning of the period	1,203	518
Cash and cash equivalents at end of the period	3,880	464

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	585	827

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian Reais

		Consolidated		Parent company
	Notes	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	16	18,922	13,891	3,880	1,203
Accounts receivable	8	5,654	11,937	13,761	26,223
Other financial assets	10	7,255	1,184	2,409	1,231
Inventories	9	12,783	10,913	4,420	3,982
Prepaid income taxes		718	518	634	312
Recoverable taxes		4,306	5,296	2,895	3,962
Others		1,412	1,814	461	406
		51,050	45,553	28,460	37,319
Non-current assets held for sale	11	14,654	27,994	8,808	8,936
		65,704	73,547	37,268	46,255
Non-current assets
Judicial deposits	22(c)	3,107	3,135	2,676	2,681
Other financial assets	10	11,032	2,046	2,281	2,178
Prepaid income taxes		1,815	1,718	—	—
Recoverable taxes		2,424	2,368	2,300	2,223
Deferred income taxes	6(a)	23,473	23,931	14,545	15,299
Others		1,053	894	722	618
		42,904	34,092	22,524	22,999

Investments	13	11,926	12,046	109,893	107,539
Intangibles	14	23,856	22,395	12,566	11,314
Property, plant and equipment	15	180,821	180,616	102,318	102,056
		259,507	249,149	247,301	243,908
Total assets		325,211	322,696	284,569	290,163

Liabilities
Current liabilities
Suppliers and contractors		12,393	11,830	7,179	7,116
Loans and borrowings	16	6,823	5,410	5,470	4,171
Other financial liabilities	10	2,900	3,539	6,304	10,845
Taxes payable		2,122	2,144	1,895	1,883
Provision for income taxes		850	556	—	—
Liabilities related to associates and joint ventures	17	975	951	975	951
Provisions	21	2,761	3,103	1,589	1,792
Dividends and interest on capital		—	2,602	—	2,602
Others		2,581	2,921	1,231	353
		31,405	33,056	24,643	29,713
Liabilities associated with non-current assets held for sale	11	3,604	3,554	—	—
		35,009	36,610	24,643	29,713
Non-current liabilities
Loans and borrowings	16	85,318	90,154	38,332	47,877
Other financial liabilities	10	10,400	6,932	62,225	59,681
Taxes payable		16,083	16,170	15,753	15,838
Deferred income taxes	6(a)	5,179	5,540	—	—
Provisions	21	20,021	18,730	4,388	4,396
Liabilities related to associates and joint ventures	17	2,394	2,560	2,394	2,560
Deferred revenue - Gold stream		6,563	6,811	—	—
Others		5,632	5,487	2,951	2,857
		151,590	152,384	126,043	133,209
Total liabilities		186,599	188,994	150,686	162,922

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		133,883	127,241	133,883	127,241
Equity attributable to noncontrolling interests		4,729	6,461	—	—
Total stockholders’ equity		138,612	133,702	133,883	127,241
Total liabilities and stockholders’ equity		325,211	322,696	284,569	290,163

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian Reais

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2016	77,300	50	(1,870)	13,698	(2,746)	(3,739)	44,548	—	127,241	6,461	133,702
Net income	—	—	—	—	—	—	—	7,951	7,951	160	8,111
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(715)	—	—	(715)	—	(715)
Net investments hedge	—	—	—	—	—	—	(277)	—	(277)	—	(277)
Translation adjustments	—	—	—	—	—	(30)	2,107	—	2,077	32	2,109
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	(2,065)	—	—	—	—	(2,065)	—	(2,065)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(336)	(336)
Acquisitions and disposal of participation of noncontrolling interest (note 12)	—	—	(329)	—	—	—	—	—	(329)	(1,672)	(2,001)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	84	84
Balance at June 30, 2017	77,300	50	(2,199)	11,633	(2,746)	(4,484)	46,378	7,951	133,883	4,729	138,612

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2015	77,300	50	(1,881)	3,846	(2,746)	(3,873)	58,464	—	131,160	8,259	139,419
Net income	—	—	—	—	—	—	—	9,896	9,896	71	9,967
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(675)	—	—	(675)	—	(675)
Cash flow hedge	—	—	—	—	—	26	—	—	26	—	26
Translation adjustments	—	—	—	—	—	453	(14,491)	—	(14,038)	(972)	(15,010)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(641)	(641)
Acquisitions and disposal of participation of noncontrolling interest (note 12)	—	—	4	—	—	—	—	—	4	—	4
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	61	61
Balance at June 30, 2016	77,300	50	(1,877)	3,846	(2,746)	(4,069)	43,973	9,896	126,373	6,778	133,151

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Six month period ended June 30,
Generation of value added from continuing operations	2017	2016	2017	2016
		(i)
Gross revenue
Revenue from products and services	50,800	42,771	33,172	20,715
Results on measurement or sale of non-current assets	868	(228)	(68)	—
Revenue from the construction of own assets	3,144	6,829	2,875	5,275
Allowance for doubtful accounts	(14)	(4)	6	—
Other revenues	264	264	195	125
Less:
Acquisition of products	(1,027)	(835)	(343)	(347)
Material, service and maintenance	(12,423)	(15,157)	(8,165)	(9,650)
Oil and gas	(1,967)	(2,144)	(1,348)	(1,337)
Energy	(1,434)	(1,147)	(674)	(489)
Freight	(4,566)	(4,052)	(42)	(24)
Impairment of non-current assets and other results	(292)	(3,999)	(292)	(3,999)
Impairment of descontinued operations	—	—	(658)	—
Other costs and expenses	(3,051)	(2,727)	(427)	(478)
Gross value added	30,302	19,571	24,231	9,791
Depreciation, amortization and depletion	(5,758)	(5,998)	(2,693)	(2,398)
Net value added	24,544	13,573	21,538	7,393

Received from third parties:
Equity results from entities	142	1,242	1,758	4,699
Equity results from descontinued operations	—	—	—	(47)
Financial income	571	329	212	169
Monetary and exchange variation of assets	156	(7,037)	18	(7,181)
Total value added from continuing operations to be distributed	25,413	8,107	23,526	5,033
Value added from discontinued operations to be distributed	251	843	—	—
Total value added to be distributed	25,664	8,950	23,526	5,033

Personnel	3,651	3,628	1,720	1,377
Taxes and contributions	4,247	3,665	3,045	3,232
Current income tax	1,807	2,692	1,066	2,298
Deferred income tax	253	5,305	911	4,237
Financial expense (excludes capitalized interest)	5,138	1,045	6,165	2,004
Monetary and exchange variation of liabilities	1,346	(18,959)	1,009	(19,547)
Other remunerations of third party funds	873	784	1,659	1,536
Reinvested net income	7,951	9,896	7,951	9,896
Net income attributable to noncontrolling interest	147	51	—	—
Distributed value added from continuing operations	25,413	8,107	23,526	5,033
Distributed value added from discontinued operations	251	843	—	—
Distributed value added	25,664	8,950	23,526	5,033

(i) Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.            Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - BM&F BOVESPA (Vale3 and Vale5), New York - NYSE (VALE and VALE.P), Paris - NYSE Euronext (Vale3 and Vale5) and Madrid — LATIBEX (XVALO and XVALP).

Vale and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.         Basis for preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company’s Management. The consolidated interim financial statements present the accounts of the Company.

The selected notes of the Parent Company are presented in a summarized form in note 27.

b)   Basis of presentation

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through the income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The accounting practices, accounting estimates and judgments, risk management and measurement methods are the same as those adopted when preparing the financial statements for the year ended December 31, 2016. The accounting policy for recognizing and measuring income taxes in the interim period is described in note 6. These interim financial statements were prepared to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2016.

The comparative information for the period ended June 30, 2016 was restated for the purposes of applying IFRS 5 “Non-current assets held for sale and discontinued operations” after approval by the Board of Directors of the sale of the fertilizers assets, as presented in Note 11.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in R$.

The exchange rates used by the Company for major currencies to translate its operations for R$ are as follows:

			Average rate for the
	Closing rate		Three month period ended		Six month period ended
	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
US Dollar (“US$”)	3.3082	3.2591	3.2174	3.5076	3.1807	3.7017
Canadian dollar (“CAD”)	2.5485	2.4258	2.3937	2.7217	2.3847	2.7809
Australian dollar (“AUD”)	2.5394	2.3560	2.4154	2.6153	2.3986	2.7142
Euro (“EUR” or “€”)	3.7750	3.4384	3.5480	3.9624	3.4479	4.1288

Subsequent events were evaluated through July 26, 2017, which is the date the interim financial statements were approved by the Board of Directors.

c)   Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those adopted when preparing the financial statements for the year ended December 31, 2016.

3.         Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)   Adjusted LAJIDA (EBITDA)

Adjusted LAJIDA (EBITDA) is used by management to support the decision making process for segments. The definition of adjusted LAJIDA (EBITDA) for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received from associates and joint ventures.

	Consolidated
	Three month period ended June 30, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	11,484	(6,104)	(299)	(72)	(130)	—	4,879
Iron ore Pellets	4,285	(2,293)	(33)	(16)	(4)	119	2,058
Ferroalloys and manganese	373	(258)	(8)	—	(3)	—	104
Other ferrous products and services	394	(246)	41	(2)	(1)	—	186
	16,536	(8,901)	(299)	(90)	(138)	119	7,227

Coal	1,544	(980)	(35)	(11)	(15)	—	503

Base metals
Nickel and other products	3,251	(2,640)	(102)	(36)	(36)	—	437
Copper	1,622	(794)	(13)	(7)	—	—	808
	4,873	(3,434)	(115)	(43)	(36)	—	1,245

Others	410	(407)	(177)	(111)	(3)	147	(141)
Total of continuing operations	23,363	(13,722)	(626)	(255)	(192)	266	8,834

Discontinued operations (Fertilizers)	1,291	(1,194)	(62)	(11)	(34)	—	(10)
Total	24,654	(14,916)	(688)	(266)	(226)	266	8,824

	Consolidated
	Three month period ended June 30, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	12,263	(5,767)	(525)	(58)	(120)	—	5,793
Iron ore Pellets	3,049	(1,614)	(65)	(13)	(30)	213	1,540
Ferroalloys and manganese	214	(184)	2	—	(11)	—	21
Other ferrous products and services	364	(224)	(8)	(1)	(4)	—	127
	15,890	(7,789)	(596)	(72)	(165)	213	7,481

Coal	511	(831)	(29)	(10)	(30)	—	(389)

Base metals
Nickel and other products	3,682	(2,719)	(18)	(76)	(89)	—	780
Copper	1,393	(832)	(32)	(3)	—	—	526
	5,075	(3,551)	(50)	(79)	(89)	—	1,306

Others	100	(197)	(166)	(96)	(1)	190	(170)
Total of continuing operations	21,576	(12,368)	(841)	(257)	(285)	403	8,228

Discontinued operations (Fertilizers)	1,627	(1,388)	(102)	(19)	(15)	10	113
Total	23,203	(13,756)	(943)	(276)	(300)	413	8,341

	Consolidated
	Six month period ended June 30, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	26,629	(11,361)	(296)	(123)	(257)		14,592
Iron ore Pellets	8,870	(4,343)	(69)	(26)	(8)	119	4,543
Ferroalloys and manganese	646	(397)	(14)	—	(12)		223
Other ferrous products and services	789	(485)	27	(3)	(1)		327
	36,934	(16,586)	(352)	(152)	(278)	119	19,685

Coal	2,564	(1,759)	(72)	(21)	(15)	—	697

Base metals
Nickel and other products	6,809	(5,352)	(234)	(65)	(157)	—	1,001
Copper	3,086	(1,515)	(24)	(12)	—	—	1,535
	9,895	(6,867)	(258)	(77)	(157)	—	2,536

Others	712	(714)	(489)	(211)	(6)	147	(561)
Total of continuing operations	50,105	(25,926)	(1,171)	(461)	(456)	266	22,357

Discontinued operations (Fertilizers)	2,453	(2,260)	(111)	(16)	(67)	—	(1)
Total	52,558	(28,186)	(1,282)	(477)	(523)	266	22,356

	Consolidated
	Six month period ended June 30, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	23,451	(10,805)	(1,123)	(100)	(246)	—	11,177
Iron ore Pellets	5,967	(3,309)	(124)	(15)	(45)	213	2,687
Ferroalloys and manganese	396	(359)	8	—	(21)	—	24
Other ferrous products and services	703	(454)	10	(2)	(7)	—	250
	30,517	(14,927)	(1,229)	(117)	(319)	213	14,138

Coal	1,110	(1,964)	162	(18)	(37)	—	(747)

Base metals
Nickel and other products	7,565	(5,692)	(107)	(132)	(213)	1	1,422
Copper	2,764	(1,579)	(27)	(5)	—	—	1,153
	10,329	(7,271)	(134)	(137)	(213)	1	2,575

Others	194	(372)	(144)	(196)	(1)	191	(328)
Total of continuing operations	42,150	(24,534)	(1,345)	(468)	(570)	405	15,638

Discontinued operations (Fertilizers)	3,120	(2,530)	(142)	(40)	(30)	10	388
Total	45,270	(27,064)	(1,487)	(508)	(600)	415	16,026

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

From Continuing operations

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Net income from continuing operations	557	3,711	8,756	9,994
Depreciation, depletion and amortization	2,907	2,945	5,758	5,998
Income taxes	(156)	4,618	2,060	7,997
Financial results, net	4,341	(7,020)	6,235	(11,741)
LAJIDA (EBITDA)	7,649	4,254	22,809	12,248

Items to reconciled LAJIDA (EBITDA) adjusted
Impairment and other results on non-current assets	726	228	(877)	228
Equity results in associates and joint ventures	83	(656)	(142)	(1,242)
Impairment and other results in associates and joint ventures	110	3,999	301	3,999
Dividends received from associates and joint ventures	266	403	266	405
Adjusted LAJIDA (EBITDA) from continuing operations	8,834	8,228	22,357	15,638

From Discontinued operations

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Loss from discontinued operations	(388)	(72)	(645)	(27)
Depreciation, depletion and amortization	3	308	3	569
Income taxes	(493)	(78)	(588)	(54)
Financial results, net	12	(53)	26	(105)
LAJIDA (EBITDA)	(866)	105	(1,204)	383

Items to reconciled LAJIDA (EBITDA) adjusted
Equity results in associates and joint ventures	(1)	(2)	(2)	(5)
Impairment of non-current assets (note 11a)	857	—	1,205	—
Dividends received from associates and joint ventures	—	10	—	10
Adjusted LAJIDA (EBITDA) from discontinued operations	(10)	113	(1)	388

b)   Assets by segment

	Consolidated
				Three month period ended		Six month period ended
	June 30, 2017			June 30, 2017
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	5,430	6,185	114,934	1,978	1,376	4,593	2,684
Coal	312	995	5,931	47	238	224	567
Base metals	3,667	42	76,715	812	1,279	1,476	2,477
Others	86	4,704	7,097	15	14	46	30
Total	9,495	11,926	204,677	2,852	2,907	6,339	5,758

	Consolidated
				Three month period ended		Six month period ended
	December 31, 2016			June 30, 2016
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	3,697	5,894	113,526	2,676	1,337	6,269	2,678
Coal	412	929	6,216	559	54	1,080	150
Base metals	3,617	40	76,173	815	1,537	1,870	3,131
Others	7	5,183	7,096	28	17	60	39
Total	7,733	12,046	203,011	4,078	2,945	9,279	5,998

(i) Goodwill is allocated mainly in iron ore and nickel segments in the amount of R$4,060 and R$6,265 in June 30, 2017 and R$4,060 and R$5,981 in December 31, 2016, respectively.

(ii) Includes only cash effect.

(iii) Refers to amounts recognized in the income statement.

c)   Net operating revenue by geographic area

	Consolidated
	Three month period ended June 30, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	445	—	609	174	1,228
United States of America	392	—	609	42	1,043
Europe	2,203	360	1,671	45	4,279
Middle East/Africa/Oceania	1,142	118	9	—	1,269
Japan	1,412	142	289	—	1,843
China	8,044	—	278	—	8,322
Asia, except Japan and China	960	790	1,265	—	3,015
Brazil	1,938	134	143	149	2,364
Net operating revenue	16,536	1,544	4,873	410	23,363

	Consolidated
	Three month period ended June 30, 2016
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	260	35	988	—	1,283
United States of America	185	—	619	—	804
Europe	2,086	77	1,733	—	3,896
Middle East/Africa/Oceania	1,003	81	13	—	1,097
Japan	1,059	110	258	—	1,427
China	9,009	24	396	—	9,429
Asia, except Japan and China	798	184	918	—	1,900
Brazil	1,490	—	150	100	1,740
Net operating revenue	15,890	511	5,075	100	21,576

	Consolidated
	Six month period ended June 30, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	887	—	1,565	174	2,626
United States of America	558	—	1,193	182	1,933
Europe	4,998	642	3,261	96	8,997
Middle East/Africa/Oceania	2,486	280	18	—	2,784
Japan	2,639	246	566	—	3,451
China	19,526	—	781	—	20,307
Asia, except Japan and China	1,759	1,106	2,242	—	5,107
Brazil	4,081	290	269	260	4,900
Net operating revenue	36,934	2,564	9,895	712	50,105

	Consolidated
	Six month period ended June 30, 2016
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	615	50	2,068	—	2,733
United States of America	316	—	1,290	14	1,620
Europe	3,968	103	3,370	—	7,441
Middle East/Africa/Oceania	1,637	152	48	—	1,837
Japan	2,053	247	460	—	2,760
China	17,687	119	1,009	—	18,815
Asia, except Japan and China	1,404	439	1,865	—	3,708
Brazil	2,837	—	219	180	3,236
Net operating revenue	30,517	1,110	10,329	194	42,150

4.         Costs and expenses by nature

a)   Cost of goods sold and services rendered

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Personnel	1,791	1,850	3,512	3,611
Materials and services	2,894	3,279	5,350	5,702
Fuel oil and gas	997	1,020	1,966	2,142
Maintenance	2,430	2,187	4,700	4,550
Energy	747	579	1,423	1,143
Acquisition of products	512	511	1,027	837
Depreciation and depletion	2,740	2,734	5,401	5,637
Freight	2,500	2,132	4,566	4,052
Others	1,851	810	3,382	2,497
Total	16,462	15,102	31,327	30,171

Cost of goods sold	15,960	14,691	30,387	29,344
Cost of services rendered	502	411	940	827
Total	16,462	15,102	31,327	30,171

b)   Selling and administrative expenses

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Personnel	199	189	367	373
Services	60	57	99	110
Depreciation and amortization	72	113	162	199
Taxes and rents	6	9	27	24
Selling expenses	64	34	106	64
Others	25	47	53	95
Total	426	449	814	865

c)   Others operational expenses (incomes), net

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Provision for litigation	55	203	93	318
Profit sharing program	98	19	221	34
Disposals (reversals) of materials and inventories	12	(3)	20	(32)
Others	106	284	184	324
Total	271	503	518	644

5.         Financial result

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Financial expenses
Loans and borrowings gross interest	(1,447)	(1,583)	(3,026)	(3,191)
Capitalized loans and borrowing costs	265	749	587	1,439
Derivative financial instruments	(513)	(575)	(852)	(803)
Indexation and exchange rate variation (a)	(2,814)	(3,610)	(3,876)	(7,873)
Participative stockholders’ debentures	(285)	(312)	(1,581)	(763)
Expenses of REFIS	(347)	(454)	(742)	(902)
Others	(682)	(495)	(1,234)	(1,092)
	(5,823)	(6,280)	(10,724)	(13,185)
Financial income
Short-term investments	166	83	277	234
Derivative financial instruments	229	3,148	1,232	4,802
Indexation and exchange rate variation (b)	882	10,044	2,686	19,795
Others	205	25	294	95
	1,482	13,300	4,489	24,926
Financial results, net	(4,341)	7,020	(6,235)	11,741

Summary of indexation and exchange rate variation
Loans and borrowings	(2,356)	9,509	(754)	19,101
Others	424	(3,075)	(436)	(7,179)
Net (a) + (b)	(1,932)	6,434	(1,190)	11,922

As from January 1, 2017, the Company started to apply net investment hedge accounting in foreign operation, for more information see note 16.

6.            Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Consolidated
	Assets	Liabilities	Total
Balance at March 31, 2017	22,582	5,314	17,268
Effect in income statement	202	(176)	378
Translation adjustment	438	323	115
Other comprehensive income	251	(282)	533
Balance at June 30, 2017	23,473	5,179	18,294

	Consolidated
	Assets	Liabilities	Total
Balance at March 31, 2016	27,317	6,467	20,850
Effect in income statement	(3,239)	(36)	(3,203)
Transfers between asset and liabilities	225	225	—
Translation adjustment	(944)	(892)	(52)
Other comprehensive income	37	(183)	220
Balance at June 30, 2016	23,396	5,581	17,815

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2016	23,931	5,540	18,391
Effect in income statement	(517)	(264)	(253)
Translation adjustment	145	196	(51)
Other comprehensive income	(86)	(293)	207
Balance at June 30, 2017	23,473	5,179	18,294

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2015	30,867	6,520	24,347
Effect in income statement	(5,518)	(213)	(5,305)
Transfers between asset and liabilities	575	575	—
Translation adjustment	(2,045)	(1,046)	(999)
Other comprehensive income	(483)	(255)	(228)
Balance at June 30, 2016	23,396	5,581	17,815

b)   Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Income before income taxes	401	8,329	10,816	17,991
Income taxes at statutory rates - 34%	(136)	(2,832)	(3,677)	(6,117)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	396	—	793	—
Tax incentives	3	336	561	347
Equity results	(28)	217	49	431
Unrecognized tax losses of the period	(297)	(568)	(852)	(1,291)
Gain on sale of subsidiaries (note 12)	—	—	548	—
Other results in associates and joint ventures	—	(1,269)	—	(1,269)
Others	218	(502)	518	(98)
Income taxes	156	(4,618)	(2,060)	(7,997)

Income tax expense is recognized at an amount determined by the estimated tax rate, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)         Income taxes - Settlement program (“REFIS”)

In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012.

At June 30, 2017, the balance of R$17,639 (R$1,556 as current and R$16,083 as non-current) is due in 136 remaining monthly installments, bearing interest at the SELIC rate of 10.25% per year.

7.                  Basic and diluted earnings per share

The values of basic and diluted earnings per share are as follows:

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Basic and diluted earnings per share from continuing operations:
Income available to preferred stockholders	175	1,396	3,287	3,797
Income available to common stockholders	283	2,261	5,322	6,146
Total	458	3,657	8,609	9,943

Basic and diluted loss per share from discontinued operations:
Loss available to preferred stockholders	(152)	(27)	(251)	(18)
Loss available to common stockholders	(246)	(45)	(407)	(29)
Total	(398)	(72)	(658)	(47)

Basic and diluted earnings per share:
Income available to preferred stockholders	23	1,369	3,036	3,779
Income available to common stockholders	37	2,216	4,915	6,117
Total	60	3,585	7,951	9,896

Thousands of shares
Weighted average number of shares outstanding - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations:
Preferred share (R$)	0.09	0.71	1.67	1.93
Common share (R$)	0.09	0.71	1.67	1.93
Basic and diluted loss per share from discontinued operations:
Preferred share (R$)	(0.08)	(0.01)	(0.13)	(0.01)
Common share (R$)	(0.08)	(0.01)	(0.13)	(0.01)
Basic and diluted earnings per share:
Preferred share (R$)	0.01	0.70	1.54	1.92
Common share (R$)	0.01	0.70	1.54	1.92

The Company does not hold dilutive potential ordinary shares outstanding that could result in dilution of earnings (loss) per share.

8.                  Accounts receivable

	Consolidated
	June 30, 2017	December 31, 2016
Trade receivables	5,856	12,131
Impairment of trade receivables	(202)	(194)
	5,654	11,937

Trade receivables related to the steel sector - %	77.17%	83.44%

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Impairment of trade receivables recorded in the income statement	(14)	—	(14)	(8)

No individual customer represents over 10% of receivables or revenues.

9.                  Inventories

	Consolidated
	June 30, 2017	December 31, 2016
Product inventory	9,495	7,733
Consumable inventory	3,288	3,180
Total	12,783	10,913

Product inventories by segments are presented in note 3(b).

10.       Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Other financial assets
Financial investments	35	59	—	—
Loans	—	—	597	587
Derivative financial instruments (note 20)	526	892	1,639	1,454
Related parties (note 25)	6,694	233	8,796	5
	7,255	1,184	11,032	2,046
Other financial liabilities
Derivative financial instruments (note 20)	1,199	1,349	3,225	3,991
Related parties (note 25)	1,701	2,190	3,289	415
Participative stockholders’ debentures	—	—	3,886	2,526
	2,900	3,539	10,400	6,932

11.       Non-current assets and liabilities held for sale and discontinued operations

	Consolidated
	June 30, 2017			December 31, 2016
	Fertilizers assets	Shipping assets	Total	Fertilizers assets	Nacala	Shipping assets	Total
Assets
Accounts receivable	277	—	277	279	21	—	300
Inventories	1,497	—	1,497	1,261	7	—	1,268
Other current assets	339	—	339	348	370	—	718
Investments in associates and joint ventures	295	—	295	295	—	—	295
Property, plant and equipment and Intangible	8,161	1,181	9,342	8,779	13,246	1,164	23,189
Other non-current assets	2,904	—	2,904	2,216	8	—	2,224
Total assets	13,473	1,181	14,654	13,178	13,652	1,164	27,994

Liabilities
Suppliers and contractors	791	—	791	913	134	—	1,047
Other current liabilities	756	—	756	626	44	—	670
Other non-current liabilities	2,057	—	2,057	1,821	16	—	1,837
Total liabilities	3,604	—	3,604	3,360	194	—	3,554
Net non-current assets held for sale	9,869	1,181	11,050	9,818	13,458	1,164	24,440

a)   Discontinued operations (Fertilizers assets)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except those mainly related to nitrogen assets located in Cubatão (Brazil); (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada.

In December 2016, the agreed transaction price was R$8,270 (US$2.5 billion), of which R$4,135 (US$1.25 billion) will be paid in cash and R$4,135 (US$1.25 billion) with 42.3 million common shares to be issued by Mosaic, which at the agreement signature date represented around 11% of Mosaic’s total outstanding common shares.

The spin-off of the nitrogen assets located in Cubatão from the remaining Vale Fertilizantes S.A.’s assets was concluded in July 2017 (subsequent event). The completion of this milestone was one of the requirement for the conclusion of the transaction which is expected to be completed until the end of 2017 and, still, is subject to the fulfillment of usual precedent conditions, including the approval of the Administrative Council of Economic Defense (CADE) and other antitrust authorities; and other operational and regulatory matters.

The fertilizer segment, including Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as assets and liabilities held for sale.

On June 30, 2017, the net assets of the fertilizers segment were adjusted to reflect the fair value less cost to sell and a loss of R$1,205 was recognized in the income statement as “Impairment of non-current assets” from discontinued operations for the six-month period ended June 30, 2017. The loss derived basically from the variation of the market value of Mosaic shares that will be received on the closing.

The results for the period and the cash flows of discontinued operations of the Fertilizer segment for the period ended June 30, 2017 are presented as follows, and includes the corresponding restated period ended June 30, 2016, as described in note 2(b).

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Discontinued operations
Net operating revenue	1,291	1,627	2,453	3,120
Cost of goods sold and services rendered	(1,194)	(1,689)	(2,260)	(3,087)
Operating expenses	(110)	(143)	(197)	(224)
Impairment of non-current assets	(857)	—	(1,205)	—
Operating loss	(870)	(205)	(1,209)	(191)
Financial Results, net	(12)	53	(26)	105
Equity results in associates and joint ventures	1	2	2	5
Loss before income taxes	(881)	(150)	(1,233)	(81)
Income taxes	493	78	588	54
Loss from discontinued operations	(388)	(72)	(645)	(27)
Net income attributable to noncontrolling interests	10	—	13	20
Loss attributable to Vale’s stockholders	(398)	(72)	(658)	(47)

	Consolidated
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Discontinued operations
Cash flow from operating activities
Loss before income taxes	(881)	(150)	(1,233)	(81)
Adjustments:
Equity results in associates and joint ventures	(1)	(2)	(2)	(5)
Depreciation, amortization and depletion	3	308	3	569
Impairment of non-current assets	857	—	1,205	—
Increase (decrease) in assets and liabilities	26	(35)	321	(351)
Net cash provided by operating activities	4	121	294	132

Cash flow from investing activities
Additions to property, plant and equipment	(263)	(246)	(460)	(399)
Others	—	37	—	6
Net cash used in investing activities	(263)	(209)	(460)	(393)

Cash flow from financing activities
Loans and borrowings
Additions (Repayments)	107	(12)	(1)	(16)
Net cash provided by (used in) financing activities	107	(12)	(1)	(16)
Net cash used in discontinued operations	(152)	(100)	(167)	(277)

12.          Acquisitions and divestitures

a) Coal - Nacala Logistic Corridor

In December 2014 and as amended in November 2016, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi. Also, Mitsui committed to acquire 15% participation in the entity that owns Vale Moçambique, which hold the Moatize Coal Project.

In March 2017, the transaction was concluded, and consideration of R$2,186 (US$690) was received by Vale. After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) shares control of the Nacala Logistic Corridor structure (Nacala BV), with Mitsui.

Nacala Logistic Corridor is in negotiations for a project finance, which the completion is expected to occur during the course of 2017.  Upon the completion an additional amount of R$189 (US$57) will be paid by Mitsui. Mitsui has certain rights, based on the execution of the project finance, to sell their participation in the Moatize Coal Project and Nacala BV, back to Vale, based on the original amounts and the same number of shares. The fair value of these put options is non-significant.

As a consequence of sharing control of Nacala BV, the Company:

(i) derecognized the assets and liabilities classified as held for sale in the total amount of R$13,130 (US$4,144), from which R$12,874 (US$4,063) refers to property, plant and equipment and intangibles;

(ii) derecognized R$44 (US$14) related to cash and cash equivalents;

(iii) recognized a gain of R$1,576 (US$504) in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received;

(iv) reclassified the gain related to cumulative translation adjustments to income statements in the amount of R$34 (US$11);

The result of the transaction regarding the assets from Nacala’s corridor was recognized in the income statement as “Impairment and other results on non-current assets”.

The results of the transaction with the Moatize Coal Project was recognized in “Results from operation with noncontrolling interest” in the amount of R$329 (US$105), directly in Stockholders’ Equity.

The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of R$1,387 (US$435) and “Transactions with noncontrolling stockholders” in the amount of R$799 (US$255).

Due to deconsolidation of Nacala Logistic Corridor, Vale has after the transaction, outstanding loan balances with Nacala BV and Pangea Emirates Ltd stated as Related parties, as described in note 25. The use of proceeds of the project finance is expected to settle part of this debt.

b) Floating Transfer Stations (“FTS”)

In June 2017, the Company completed the sale of one of its Floating Transfer Stations in Philippines in the amount of R$49. In this transaction, Vale recognized a loss of R$180 as “Impairment and other results on non-current assets”.

13.       Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures are as follows:

	Consolidated
	2017			2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at March 31,	4,619	7,684	12,303	4,978	7,113	12,091
Additions	—	7	7	—	490	490
Translation adjustment	40	30	70	(151)	(55)	(206)
Equity results in income statement	79	(162)	(83)	126	530	656
Equity results from discontinued operations	—	—	—	2	—	2
Dividends declared	(109)	(265)	(374)	(15)	(296)	(311)
Others	3	—	3	1	(2)	(1)
Balance at June 30,	4,632	7,294	11,926	4,941	7,780	12,721

	Consolidated
	2017			2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	4,683	7,363	12,046	5,166	6,315	11,481
Additions	—	103	103	—	825	825
Translation adjustment	17	14	31	(258)	(109)	(367)
Equity results in income statement	63	79	142	121	1,121	1,242
Equity results from discontinued operations	—	—	—	5	—	5
Dividends declared	(134)	(265)	(399)	(92)	(327)	(419)
Others	3	—	3	(1)	(45)	(46)
Balance at June 30,	4,632	7,294	11,926	4,941	7,780	12,721

The investments by segments are presented in note 3(b).

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three month period ended June 30,		Six month period ended June 30,		Three month period ended June 30,		Six month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2017	December 31, 2016	2017	2016	2017	2016	2017	2016	2017	2016
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	99	86	6	—	12	(3)	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	252	221	41	13	78	34	—	45	—	43
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	241	191	35	8	68	23	18	66	18	66
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	260	223	42	6	63	22	54	33	54	33
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	451	353	76	(14)	145	32	47	71	47	71
MRS Logística S.A.	48.16	46.75	1,662	1,592	70	41	118	119	—	—	—	—
VLI S.A.	37.60	37.60	3,154	3,158	61	72	21	55	—	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	66	70	—	—	—	—	—	—	—	—
			6,185	5,894	331	126	505	282	119	215	119	213
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	995	929	20	1	51	(34)	—	—	—	—
			995	929	20	1	51	(34)	—	—	—	—
Base metals
Korea Nickel Corp.	25.00	25.00	42	40	(1)	1	1	(6)	—	—	—	—
			42	40	(1)	1	1	(6)	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,907	1,896	26	66	47	79	36	77	36	79
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	529	483	1	(6)	11	(12)	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	651	604	52	19	79	13	43	—	43	—
Companhia Siderúrgica do Pecém	50.00	50.00	1,260	1,716	(423)	397	(456)	817	—	—	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	314	421	4	52	2	124	68	111	68	113
Others			43	63	(93)	—	(98)	(21)	—	—	—	—
			4,704	5,183	(433)	528	(415)	1,000	147	188	147	192
Total			11,926	12,046	(83)	656	142	1,242	266	403	266	405

(i) Although the Company held majority of the voting capital, the entities are accounted under equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

14.          Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at March 31, 2017	9,920	11,735	472	1,021	23,148
Additions	—	467	—	32	499
Disposals	—	(5)	—	—	(5)
Amortization	—	(129)	(2)	(116)	(247)
Translation adjustment	407	17	25	12	461
Balance at June 30, 2017	10,327	12,085	495	949	23,856
Cost	10,327	16,110	762	5,119	32,318
Accumulated amortization	—	(4,025)	(267)	(4,170)	(8,462)
Balance at June 30, 2017	10,327	12,085	495	949	23,856

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at March 31, 2016	11,014	8,378	532	1,492	21,416
Additions	—	1,556	—	14	1,570
Disposals	—	(16)	—	—	(16)
Amortization	—	(146)	(1)	(141)	(288)
Translation adjustment	(681)	(16)	(83)	18	(762)
Transfers	—	270	—	—	270
Balance at June 30, 2016	10,333	10,026	448	1,383	22,190
Cost	10,333	13,578	711	5,071	29,693
Accumulated amortization	—	(3,552)	(263)	(3,688)	(7,503)
Balance at June 30, 2016	10,333	10,026	448	1,383	22,190

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,041	10,759	480	1,115	22,395
Additions	—	1,614	—	58	1,672
Disposals	—	(7)	—	—	(7)
Amortization	—	(284)	(3)	(233)	(520)
Translation adjustment	286	3	18	9	316
Balance at June 30, 2017	10,327	12,085	495	949	23,856
Cost	10,327	16,110	762	5,119	32,318
Accumulated amortization	—	(4,025)	(267)	(4,170)	(8,462)
Balance at June 30, 2017	10,327	12,085	495	949	23,856

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2015	11,544	7,084	811	1,350	20,789
Additions	—	2,976	3	20	2,999
Disposals	—	(18)	—	(1)	(19)
Amortization	—	(270)	(5)	(286)	(561)
Translation adjustment	(1,211)	(16)	(98)	12	(1,313)
Transfers	—	270	(263)	288	295
Balance at June 30, 2016	10,333	10,026	448	1,383	22,190
Cost	10,333	13,578	711	5,071	29,693
Accumulated amortization	—	(3,552)	(263)	(3,688)	(7,503)
Balance at June 30, 2016	10,333	10,026	448	1,383	22,190

15.          Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at March 31, 2017	2,391	36,714	34,611	22,075	28,553	26,317	27,635	178,296
Additions (i)	—	—	—	—	—	—	2,517	2,517
Disposals	(1)	(2)	(93)	(12)	(401)	(242)	(33)	(784)
Assets retirement obligation	—	—	—	—	(109)	—	—	(109)
Depreciation, amortization and depletion	—	(384)	(573)	(653)	(508)	(560)	—	(2,678)
Translation adjustment	26	586	483	547	1,330	458	149	3,579
Transfers	9	1,173	766	1,399	65	985	(4,397)	—
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821
Cost	2,425	59,442	56,072	41,700	55,342	40,159	25,871	281,011
Accumulated depreciation	—	(21,355)	(20,878)	(18,344)	(26,412)	(13,201)	—	(100,190)
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at March 31, 2016	2,922	35,026	31,007	27,348	38,926	27,206	43,713	206,148
Additions (i)	—	—	—	—	—	—	3,845	3,845
Disposals	—	—	(1)	(8)	—	(1,175)	(69)	(1,253)
Assets retirement obligation	—	—	—	—	60	—	—	60
Depreciation, amortization and depletion	—	(405)	(522)	(829)	(799)	(594)	—	(3,149)
Translation adjustment	(84)	(2,685)	(1,202)	(1,577)	(2,757)	(944)	1,128	(8,121)
Transfers to non-current assets held for sale	—	—	—	—	—	(1,595)	—	(1,595)
Transfers	22	1,190	348	689	413	(920)	(2,012)	(270)
Balance at June 30, 2016	2,860	33,126	29,630	25,623	35,843	21,978	46,605	195,665
Cost	2,860	51,619	48,187	45,097	60,590	33,541	46,605	288,499
Accumulated depreciation	—	(18,493)	(18,557)	(19,474)	(24,747)	(11,563)	—	(92,834)
Balance at June 30, 2016	2,860	33,126	29,630	25,623	35,843	21,978	46,605	195,665

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	2,360	34,790	30,866	22,141	27,312	24,494	38,653	180,616
Additions (i)	—	—	—	—	—	—	4,098	4,098
Disposals	(1)	(2)	(112)	(22)	(401)	(247)	(50)	(835)
Assets retirement obligation	—	—	—	—	4	—	—	4
Depreciation, amortization and depletion	—	(846)	(1,099)	(1,259)	(990)	(1,104)	—	(5,298)
Translation adjustment	12	357	270	238	931	405	23	2,236
Transfers	54	3,788	5,269	2,258	2,074	3,410	(16,853)	—
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821
Cost	2,425	59,442	56,072	41,700	55,342	40,159	25,871	281,011
Accumulated depreciation	—	(21,355)	(20,878)	(18,344)	(26,412)	(13,201)	—	(100,190)
Balance at June 30, 2017	2,425	38,087	35,194	23,356	28,930	26,958	25,871	180,821

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	2,989	35,538	32,378	28,532	40,234	28,135	43,453	211,259
Additions (i)	—	—	—	—	—	—	6,964	6,964
Disposals	—	(2)	(2)	(48)	(11)	(1,208)	(74)	(1,345)
Assets retirement obligation	—	—	—	—	207	—	—	207
Depreciation, amortization and depletion	—	(848)	(1,068)	(1,663)	(1,489)	(1,141)	—	(6,209)
Transfers to non-current assets held for sale	—	—	—	—	—	(1,595)	—	(1,595)
Translation adjustment	(137)	(3,640)	(2,213)	(2,782)	(3,878)	(1,419)	747	(13,322)
Transfers	8	2,077	535	1,584	780	(794)	(4,485)	(295)
Acquisition of subsidiary	—	1	—	—	—	—	—	1
Balance at June 30, 2016	2,860	33,126	29,630	25,623	35,843	21,978	46,605	195,665
Cost	2,860	51,619	48,187	45,097	60,590	33,541	46,605	288,499
Accumulated depreciation	—	(18,493)	(18,557)	(19,474)	(24,747)	(11,563)	—	(92,834)
Balance at June 30, 2016	2,860	33,126	29,630	25,623	35,843	21,978	46,605	195,665

(i) Includes capitalized borrowing costs, see cash flow.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16(c)) compared to those disclosed in the financial statements as at December 31, 2016.

a) Impairment of non-financial assets

During the quarter Vale placed an underground mine, which is part of Sudbury operations, in Canada, on care and maintenance.  Parts of the mine, affected by seismic activity, for which repairs would be uneconomical, are not expected to resume operations in the future, was derecognized from property, plant and equipment. As a result, the Company recognized a loss of R$438 in the income statement as “Impairment and other results on non-current assets”. As other parts of the mine are subject to resume operation in the future, a net book value in the amount of R$768 remains as part of the cost of the mine.

16.          Loans, borrowings, cash and cash equivalents and financial investments

a)   Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	Consolidated
	June 30, 2017	December 31, 2016
Debt contracts in the international markets	67,734	68,863
Debt contracts in Brazil	24,407	26,701
Total of loans and borrowings	92,141	95,564

(-) Cash and cash equivalents	18,922	13,891
(-) Financial investments	35	59
Net debt	73,184	81,614

b)   Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

c)   Loans and borrowings

i)    Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	975	762	14,871	17,889
EUR	—	—	755	688
Fixed rates in:
US$	—	—	46,593	42,643
EUR	—	—	2,831	5,157
Other currencies	52	55	677	679
Accrued charges	980	990	—	—
	2,007	1,807	65,727	67,056
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	2,471	1,313	15,473	18,326
Basket of currencies and US$ indexed to LIBOR	1,190	1,117	3,422	3,962
Fixed rates in:
R$	229	214	684	703
Accrued charges	926	959	12	107
	4,816	3,603	19,591	23,098
	6,823	5,410	85,318	90,154

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Consolidated
	Principal
	Bank loans	Capital markets	Development agencies	Total	Estimated future interest payments (i)
2017	119	—	1,657	1,776	5,478
2018	1,743	—	3,593	5,336	5,055
2019	5,048	3,308	3,077	11,433	4,658
2020	6,153	4,410	2,630	13,193	4,162
2021	3,073	4,436	2,455	9,964	3,500
Between 2022 and 2025	4,301	11,092	3,910	19,303	9,375
2026 onwards	337	28,083	798	29,218	19,614
	20,774	51,329	18,120	90,223	51,842

(i)   Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at June 30, 2017 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At June 30, 2017, the average annual interest rates by currency are as follows:

	Consolidated
Loans and borrowings	Average interest rate (i)	Total debt
US$	5.20%	67,999
R$ (ii)	8.81%	19,762
EUR (iii)	3.35%	3,642
Other currencies	3.12%	738
		92,141

(i)            In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at June 30, 2017.

(ii)           R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$13,544 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.44% per year in US$.

(iii)          Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii)  Credit and financing lines

					Consolidated
					Available amount
Type	Contractual currency	Date of agreement	Period of the agreement	Total amount	June 30, 2017
Credit lines
Revolving credit facilities	US$	May 2015	5 years	9,925	9,925
Revolving credit facilities	US$	June 2017	5 years	6,616	6,616
Financing lines
BNDES (i)	R$	April 2008	10 years	7,300	294
BNDES - CLN 150	R$	September 2012	10 years	3,883	20
BNDES - S11D e S11D Logística	R$	May 2014	10 years	6,163	2,140

(i)   Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the pelletizing plant VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

In June 2017, the Company signed a R$6,616 (US$2,000) revolving credit facility, which will be available for five years, to replace the R$6,616 (US$2,000) line that was signed in 2013, which was cancelled. In June, 2017, the total available amount in revolving credit facilities remains at R$16,541 (US$5,000).

iii) Funding

In February 2017, the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling R$3,308 (US$1,000).  The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes were consolidated with, and formed a single series with, Vale Overseas’s R$3,308 (US$1,000) 6.250% notes due 2026 issued on August, 2016.

iv) Guarantees

As at June 30, 2017 and December 31, 2016, loans and borrowings are secured by property, plant and equipment and receivables in the amount of R$1,221 and R$1,538, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2017 and December 31, 2016.

vi) Hedge in foreign operations

Implementation of net investment hedge

As at January 1, 2017, Vale S.A., the functional currency of which is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) for mitigating the foreign exchange risk on financial statements.

At June 30, 2017 the carrying value of the designated debts are R$22,059 (US$6,668) and R$2,831 (EUR750). The foreign exchange losses of R$1,267 and R$420 (R$836 and R$277, net taxes), was recognized in the “Cumulative translation adjustments” in stockholders’ equity for the three and six month periods ended June 30, 2017, respectively. This hedge was highly effective throughout the period ended on June 30, 2017.

Accounting policy

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective and regardless of whether the net investment is held directly or through an intermediate parent.

The hedging instrument is accounted for in the same way as a cash flow hedge, i.e. translated at the closing rate with the gain or loss on the effective hedge being recognized in equity. Gains or losses in the reserves will only be realized when the foreign operation is disposed of.

17.          Liabilities related to associates and joint ventures

Refers to the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. (“Samarco”), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), as follows:

a) Framework agreement

On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (“Fundão”) in the state of Minas Gerais.

Samarco and its shareholders, Vale S.A. and BHPB, entered into an Agreement (“Framework Agreement”) on March 2, 2016 with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement the programs for remediation and compensation of the areas and communities affected by Samarco’s dam failure.

The Framework Agreement does not contemplate admission of civil, criminal or administrative liability for the Fundão dam failure.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed.

On June 24, 2016, the Renova Foundation (“Foundation”) was established, under the Framework Agreement, to develop and implement the socio-economic restoration and compensation programs. The Foundation began its operations in August of 2016.

To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco’s operations.

b) Estimates used for the provision

In light of the uncertainties related to the Samarco’s future cash flow, Vale S.A. recognized a provision on its interim financial statements as of June 30, 2016, for estimated costs in the amount of R$3,733 provision, which represents Vale S.A.’s best estimate of the obligation to comply with the reparation and compensation programs under the Framework Agreement, equivalent to its 50% equity interest in Samarco.

In August 2016 and January 2017, Samarco issued non-convertible private debentures, which were subscribed equally by Vale S.A., and BHPB, being the resources contributed by Vale S.A., in the first semester of 2017, allocated as follows:

(i) R$224, being R$37 in the second quarter of 2017, used in the reparation programs in accordance with the Framework Agreement, and therefore, applied against the provision mentioned above;

(ii) R$292, being R$101 in the second quarter of 2017, applied by Samarco to fund its working capital, and recognized in Vale´s income statement as “Impairment and other results in associates and joint ventures”.

Vale S.A intends to provide short term credit line of up to R$251 to support Samarco operations in the second half of 2017, without undertaking an obligation to Samarco. Funds for working capital requirements will be released as needed by the shareholders subject to achieving certain milestone, on the same basis.

As a result of the establishment of the Foundation, most of the reparation and compensation programs were transferred from Samarco. Therefore, Vale S.A. made contributions to the Foundation totaling R$217 in 2017, being R$142 in the second quarter of 2017, to be used in the programs in accordance with the Framework Agreement.

As a result of the above mentioned, the movements of the provision in the three and six month periods ended in June 30, 2017 are as follows:

2017
Balance at March 31,	3,396
Payments	(179)
Interests	152
Balance at June 30,	3,369

2017
Balance at January 1st,	3,511
Payments	(441)
Interests	299
Balance at June 30,	3,369

Current liabilities	975
Non-current liabilities	2,394
Liabilities	3,369

At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected future cash flows and will adjust the provision, if required.

c) Contingencies related to Samarco accident

(i) Public civil lawsuit filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of R$20.2 billion.

On May 5, 2016, the Framework Agreement, which was signed on March 2, 2016, was ratified by the Federal Regional Court (“TRF”), 1st Region. In June 2016 the Superior Court of Justice (“STJ”) in Brazil issued an interim order, suspending the decision of TRF, which ratified the Framework Agreement until the final judgments of the claim.

On August 17, 2016, the TRF of the 1st Region rejected the appeal presented by Samarco, Vale S.A. and BHPB against the interim order, and overruled the judicial decision that ratified the Framework Agreement. This decision of the TRF of the 1st Region, among other measures, confirmed a prior injunction that prohibited the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and ordered a deposit with the court of R$1.2 billion by January 2017. This R$1.2 billion cash deposit was provisionally replaced by the guarantees provided for under the agreements with MPF, as detailed in the item (ii) below.

(ii) Public civil lawsuit filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil lawsuit against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The estimated action value indicated by the Federal Prosecution Office (MPF) is R$155 billion. The first conciliatory hearing was held on September 13, 2016. On November 21, 2016, the court ordered that the defendants be served, and the defendants submitted their defense.

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the Federal Prosecutor’s Office in Brazil (MPF).

The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), initially expected to occur by June 30th, 2017 and now expected to occur by October 30, 2017. This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil lawsuits which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors, as mentioned in this item, and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities, as mentioned in the item (i) above. Both claims were filed with the 12th Judicial Federal Court of Belo Horizonte and are suspended as requested by the parties.

In addition, the First Agreement provides for: (i) the appointment of experts to give support the Federal Prosecutors and paid for by the companies to conduct a diagnosis and monitor the progress of the 41 programs under the Framework Agreement signed on March 2nd, 2016 by the companies and the Federal Government and the states of Minas Gerais and Espírito Santo and other governmental authorities and (ii) holding at least eleven public hearings, five of which are to be held in Minas Gerais, three in Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Samarco, Vale S.A. and BHPB has agreed to provide the 12th Judicial Federal Court of Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to R$2.2 billion, of which (i) R$100 in financial investments; (ii) R$1.3 billion in insurance bonds; and (iii) R$800 in assets of Samarco. In order to implement the First Agreement, it has been requested that the 12th Judicial Federal Court of Belo Horizonte accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until October 30, 2017, whichever comes first; or until the parties reach a new agreement regarding the guarantees. If, by October 30th, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the 12th Judicial Federal Court of Belo Horizonte re-institute the order for the deposit of R$1.2 billion in relation to the R$20.2 billion public civil action, which is currently suspended. The parties requested the partially ratification of the First Agreement, excluding only the engagement of the socio-economic expert condition.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, being that this decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement signed on March 2nd, 2016 and a period for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis. Parties are still negotiating an agreement regarding the choice of the expert to perform the socio-economic impact assessment.

In addition, the Second Agreement (Second Agreement) was signed, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$200. The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

(iii) U.S. Securities class action suits

Related to the Vale´s American Depositary Receipts

On May 2, 2016, Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

In July 2016, Vale S.A. and the individual defendants filed a motion to dismiss the Amended Complaint.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

Vale S.A. continues to contest the lawsuit and the outstanding points.

Related to the Samarco bonds

In March 2017, holders of bonds issued by Samarco, filed a class action suit in the Federal Court in New York against Samarco, Vale S.A. and BHPB under U.S. federal securities laws demanding for indemnification for alleged violation of U.S. federal securities laws. The plaintiffs allege that false and misleading statements were made or disclosures omitted concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures.

It is alleged that with the Fundão dam collapse, the securities have dramatically decreased, in order that the investors who have purchased such securities in a misleading way should be compensated, without, however, specifying an amount for the alleged damages or indemnities in this action.

In June 2017, Vale S.A. and the other defendants have jointly filed a Motion to Dismiss the Complaint.

Vale S.A. continues to contest this lawsuit.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

On November 16, 2016, the judge received the Federal Prosecutors Office criminal lawsuit and determined the summons of all defendants, granting 30 days each to file their defenses, to count from the day they receive the summon. Vale has already been served and its defense was presented in March 3, 2017.

On May 8th, 2017, Vale presented its manifestation against the Federal Prosecutors Office dismemberment requests and on June 6th, 2017, the Federal Prosecutors Office presented its reply to the defenses, where it requested for the action to be regularly processed.

Currently, the case awaits the judge’s decision.

(v) Other lawsuits

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations, governmental entities or public prosecutor seeking personal and property damages.

These lawsuits and petitions are at early stages, so it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. No contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

18.       Financial instruments classification

	Consolidated
	June 30, 2017			December 31, 2016
Financial assets	Loans and receivables or amortized cost	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Current
Cash and cash equivalents	18,922	—	18,922	13,891	—	13,891
Financial investments	35	—	35	59	—	59
Derivative financial instruments	—	526	526	—	892	892
Accounts receivable	5,654	—	5,654	11,937	—	11,937
Related parties	6,694	—	6,694	233	—	233
	31,305	526	31,831	26,120	892	27,012
Non-current
Derivative financial instruments	—	1,639	1,639	—	1,454	1,454
Loans	597	—	597	587	—	587
Related parties	8,796	—	8,796	5	—	5
	9,393	1,639	11,032	592	1,454	2,046
Total of financial assets	40,698	2,165	42,863	26,712	2,346	29,058

Financial liabilities
Current
Suppliers and contractors	12,393	—	12,393	11,830	—	11,830
Derivative financial instruments	—	1,199	1,199	—	1,349	1,349
Loans and borrowings	6,823	—	6,823	5,410	—	5,410
Related parties	1,701	—	1,701	2,190	—	2,190
	20,917	1,199	22,116	19,430	1,349	20,779
Non-current
Derivative financial instruments	—	3,225	3,225	—	3,991	3,991
Loans and borrowings	85,318	—	85,318	90,154	—	90,154
Related parties	3,289	—	3,289	415	—	415
Participative stockholders’ debentures	—	3,886	3,886	—	2,526	2,526
	88,607	7,111	95,718	90,569	6,517	97,086
Total of financial liabilities	109,524	8,310	117,834	109,999	7,866	117,865

19.          Fair value estimate

a)   Assets and liabilities measured and recognized at fair value:

	Consolidated
	June 30, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	935	1,230	2,165	1,319	1,027	2,346
Total	935	1,230	2,165	1,319	1,027	2,346

Financial liabilities
Derivative financial instruments	2,957	1,467	4,424	3,877	1,463	5,340
Participative stockholders’ debentures	3,886	—	3,886	2,526	—	2,526
Total	6,843	1,467	8,310	6,403	1,463	7,866

In June 2017, the Company recognized in the financial results the amount of R$203 and R$(4) related to the measurement of the fair value of derivative financial instruments assets and liabilities classified as level 3, respectively.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 in the period ended June 30, 2017.

Methods and techniques of evaluation

i)    Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

b)   Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings (net of interest) are as follows:

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
June 30, 2017
Debt principal	90,223	90,309	50,607	39,702

December 31, 2016
Debt principal	93,508	89,218	45,216	44,002

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

20.                     Derivative financial instruments

a)   Derivatives effects on statement of financial position

	Consolidated
	Assets
	June 30, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	318	4	429	3
IPCA swap	20	221	22	199
Pré-dolar swap	73	33	3	75
	411	258	454	277
Commodities price risk
Nickel	3	—	13	7
Bunker oil	112	—	425	—
	115	—	438	7

Others	—	1,381	—	1,170
	—	1,381	—	1,170
Total	526	1,639	892	1,454

	Consolidated
	Liabilities
	June 30, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,075	1,440	955	2,078
IPCA swap	65	191	65	186
Eurobonds swap	16	19	24	147
Euro Forward	—	—	149	—
Pré-dolar swap	14	97	16	104
	1,170	1,747	1,209	2,515
Commodities price risk
Nickel	—	—	16	7
Bunker oil	29	—	124	—
	29	—	140	7

Others	—	1,478	—	1,469
	—	1,478	—	1,469
Total	1,199	3,225	1,349	3,991

b)   Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Three month period ended June 30,
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain (loss) recognized in other comprehensive income
	2017	2016	2017	2016	2017	2016
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(303)	1,491	5	(163)	—	—
IPCA swap	(60)	101	—	—	—	—
Eurobonds swap	97	(70)		—	—	—
Euro forward	—	(51)	—	—	—	—
Pré-dolar swap	(42)	137	(4)	(6)	—	—
	(308)	1,608	1	(169)	—	—
Commodities price risk
Nickel	(11)	(49)	(16)	(35)	—	—
Bunker oil	(53)	526	—	(1,032)	—	—
	(64)	477	(16)	(1,067)	—	—

Others	88	488	—	—	—	—

Derivatives designated as cash flow hedge accounting
Foreign exchange	—	—	—	—	—	2
	—	—	—	—	—	2
Total	(284)	2,573	(15)	(1,236)	—	2

	Consolidated
	Six month period ended June 30,
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain (loss) recognized in other comprehensive income
	2017	2016	2017	2016	2017	2016
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	277	2,803	(133)	(338)	—	—
IPCA swap	16	241	—	5	—	—
Eurobonds swap	14	(30)	(121)	(524)	—	—
Euro forward	144	(42)	—	—	—	—
Pré-dolar swap	33	244	(4)	(301)	—	—
	484	3,216	(258)	(1,158)	—	—
Commodities price risk
Nickel	(11)	(143)	(20)	(104)	—	—
Bunker oil	(290)	466	(75)	(1,737)	—	—
	(301)	323	(95)	(1,841)	—	—

Others	197	470	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	—	(203)	—	—
Foreign exchange	—	(10)	—	(10)	—	10
	—	(10)	—	(213)	—	10
Total	380	3,999	(353)	(3,212)	—	10

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2017
Nickel	August 2019
Others	December 2027

Additional information about derivatives financial instruments

In millions of Brazilian Reais, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistical properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on June 30, 2017.  The derivative positions described in this document did not have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2017, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Derivative instruments for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

									Financial settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2017		December 31, 2016		Index	Average rate	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017	2018	2019+

CDI vs. US$ fixed rate swap							(330)	(396)	214	85	126	(338)	(118)
Receivable	R$	5,783	R$	6,289	CDI	107.29%
Payable	US$	1,858	US$	2,105	Fix	3.95%

TJLP vs. US$ fixed rate swap							(1,678)	(2,027)	(343)	188	(318)	(297)	(1,064)
Receivable	R$	3,585	R$	4,360	TJLP +	1.27%
Payable	US$	1,623	US$	2,030	Fix	1.62%

TJLP vs. US$ floating rate swap							(185)	(179)	(4)	15	(6)	(15)	(164)
Receivable	R$	230	R$	242	TJLP +	0.89%
Payable	US$	131	US$	140	Libor +	-1.22%

R$ fixed rate vs. US$ fixed rate swap							(5)	(42)	(4)	89	(5)	52	(52)
Receivable	R$	1,198	R$	1,031	Fix	7.04%
Payable	US$	402	US$	343	Fix	-1.02%

IPCA vs. US$ fixed rate swap							(173)	(167)	—	35	—	21	(194)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							158	136	—	1	(63)	(10)	231
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.59%

(ii)   Derivative instruments for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. In those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

									Financial settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2017		December 31, 2016		Index	Average rate	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017	2018	2019+

EUR fixed rate vs. US$ fixed rate swap							(35)	(170)	(22)	21	—	(16)	(19)
Receivable		€500		€500	Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

							Financial settlement		Fair value
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(USD/EUR)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017

Forward	€0	€500	B	1.143	—	(149)	(99)	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows derivatives

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

							Financial Settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(US$/ton)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017

Bunker Oil protection
Call options	2,499,996	2,856,000	B	327	113	424	3	36	113
Put options	2,499,996	2,856,000	S	220	(30)	(45)	—	9	(30)
Total					83	379			83

As at December 31, 2016, excludes R$78, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Derivative instruments for base metals raw materials and products

Derivative instruments for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

							Financial Settlement
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2017	December 31, 2016	Sold	(US$/ton)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017	2018

Fixed prices sales protection
Nickel forwards	11,941	11,615	B	9,463	1	(2)	(21)	11	(3)	4

Raw materials purchase protection
Nickel forwards	814	134	S	9,020	(0.9)	0.4	2.1	0.8	(0.9)	—
Copper forwards	419	441	S	5,885	(0.1)	(0.5)	(0.7)	0.1	(0.1)	—
Total					(1.0)	(0.1)			(1.0)	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(US$/share)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2023

Call options	10,000,000	10,000,000	B	44	151	144	—	15	151

d)                           Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(R$/share)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2027

Conversion options	140,239	140,239	S	8,469	(224)	(236)	—	15	(224)

e)                            Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a contract that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

							Financial Settlement		Fair value
	Notional (quantity, in millions)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(R$/ação)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017+

Options	2,139	2,139	B/S	1.7	570	393	—	38	570

f)                             Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial Settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(US$/ton)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017

Nickel Forward	3,062	5,626	S	9,312	(3.9)	1.1			(3.9)
Copper Forward	2,718	3,684	S	5,652	0.4	5.0			0.4
Total					(3.5)	6.1	—	3.9	(3.5)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial Settlement		Fair value
	Notional (volume/month)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(US$/ton)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2017	2018+

Call options	746,667	746,667	S	233	(11)	(7)	—	7	(0)	(11)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2017	December 31, 2016	Sold	(R$/share)	June 30, 2017	December 31, 2016	June 30, 2017	June 30, 2017	2018+

Put option	1,105,070,863	1,105,070,863	S	3.07	(583)	(593)	—	54	(583)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ ratings and market curves, see note 28.

21.                              Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Payroll and related charges	2,147	2,362	—	—
Onerous contracts	185	329	1,466	1,541
Environment Restoration	66	33	298	362
Asset retirement obligations	124	154	8,485	8,055
Provisions for litigation (note 22 (a))	—	—	2,457	2,734
Employee postretirement obligations (note 23)	239	225	7,315	6,038
Provisions	2,761	3,103	20,021	18,730

22.                               Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at March 31, 2017	711	256	1,774	23	2,764
Additions	7	21	183	2	213
Reversals	(41)	(21)	(96)	—	(158)
Payments	(282)	(3)	(90)	—	(375)
Indexation and interest	(25)	7	6	—	(12)
Translation adjustment	25	—	—	—	25
Balance at June 30, 2017	395	260	1,777	25	2,457

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at March 31, 2016	776	365	1,806	82	3,029
Additions	39	157	199	10	405
Reversals	(31)	(66)	(100)	(5)	(202)
Payments	(88)	(92)	(155)	—	(335)
Indexation and interest	10	(5)	13	(3)	15
Translation adjustment	34	—	—	—	34
Additions and reversals of discontinued operations	—	—	21	—	21
Balance at June 30, 2016	740	359	1,784	84	2,967

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	695	272	1,742	25	2,734
Additions	11	64	321	10	406
Reversals	(46)	(86)	(176)	(5)	(313)
Payments	(277)	(21)	(150)	—	(448)
Indexation and interest	(3)	31	40	(5)	63
Translation adjustment	15	—	—	—	15
Balance at June 30, 2017	395	260	1,777	25	2,457

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	1,052	309	1,771	78	3,210
Additions	50	203	364	17	634
Reversals	(61)	(80)	(163)	(12)	(316)
Payments	(356)	(162)	(244)	—	(762)
Indexation and interest	33	89	26	1	149
Translation adjustment	21	—	2	1	24
Additions and reversals of discontinued operations	1	—	28	(1)	28
Balance at June 30, 2016	740	359	1,784	84	2,967

b)        Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	Consolidated
	June 30, 2017	December 31, 2016
Tax litigation	28,054	26,995
Civil litigation	7,770	7,484
Labor litigation	7,257	7,933
Environmental litigation	6,432	6,134
Total	49,513	48,546

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State, ICMS charges on our own transportation costs and challenges to other tax credits we claimed.  The changes reported in the period resulted, mainly, from new proceedings related to PIS, COFINS, ICMS, CFEM; interest and inflation adjustments in the amounts in dispute.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	June 30, 2017	December 31, 2016
Tax litigation	628	630
Civil litigation	189	202
Labor litigation	2,248	2,251
Environmental litigation	42	52
Total	3,107	3,135

d)        Others

For contingencies related to Samarco Mineração S.A., see note 17.

23.                               Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	2017			2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at March 31,	5,269	—	—	4,764	—	—
Interest income	118	—	—	138	—	—
Changes on asset ceiling and onerous liability	(599)	—	—	541	—	—
Balance at June 30,	4,788	—	—	5,443	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(10,902)	(14,898)	(4,789)	(9,873)	(13,045)	(4,487)
Fair value of assets	15,690	12,133	—	15,316	10,384	—
Effect of the asset ceiling	(4,788)	—	—	(5,443)	—	—
Liabilities	—	(2,765)	(4,789)	—	(2,661)	(4,487)

Current liabilities	—	(64)	(175)	—	(65)	(183)
Non-current liabilities	—	(2,701)	(4,614)	—	(2,596)	(4,304)
Liabilities	—	(2,765)	(4,789)	—	(2,661)	(4,487)

	Consolidated
	2017			2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at January 1st,	4,402	—	—	3,754	—	—
Interest income	244	—	—	266	—	—
Changes on asset ceiling and onerous liability	142	—	—	1,423	—	—
Balance at June 30,	4,788	—	—	5,443	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(10,902)	(14,898)	(4,789)	(9,873)	(13,045)	(4,487)
Fair value of assets	15,690	12,133	—	15,316	10,384	—
Effect of the asset ceiling	(4,788)	—	—	(5,443)	—	—
Liabilities	—	(2,765)	(4,789)	—	(2,661)	(4,487)

Current liabilities	—	(64)	(175)	—	(65)	(183)
Non-current liabilities	—	(2,701)	(4,614)	—	(2,596)	(4,304)
Liabilities	—	(2,765)	(4,789)	—	(2,661)	(4,487)

24.                     Stockholders’ equity

a)        Share capital

At June 30, 2017 and December 31, 2016, the share capital was R$77,300 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	June 30, 2017
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	769,357,504	584,202,865	1,353,560,369
FMP - FGTS	65,855,336	—	65,855,336
PIBB - Fund	785,064	1,627,176	2,412,240
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	273,887,689	829,336,231	1,103,223,920
Institutional investors	111,858,158	156,477,855	268,336,013
Retail investors in Brazil	41,095,322	309,552,515	350,647,837
Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194
Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Share capital - Amounts per class of shares (in millions)	47,421	29,879	77,300

Total authorized shares	3,600,000,000	7,200,000,000	10,800,000,000

PNA - Preferred shares

ON - Common shares

b)        New stockholders’ agreement

On February 20, 2017 the Company announced that a new shareholders’ agreement was filed at the Company’s headquarters, executed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, as shareholders of Valepar S.A. (“Valepar”), jointly referred to as “Shareholders”, which entered into force after the expiration of Valepar’s Shareholders’ Agreement on May 10, 2017.

The Valepar Agreement, along with the standard provisions in connection with voting rights and right of first refusal for the acquisition of the Shareholders’ shares, provides for the submission to the Company of a proposal for the purpose of enabling the listing of Vale on B3 S.A. New Market segment (Brazil) and making Vale a company without defined control (“Proposal”).

The transaction envisaged by the Proposal is composed of a series of indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps. The Proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal provisions and rules:

(i) Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, based on the average closing price of the common shares and preferred shares over the last 30 trading sessions on the B3 S.A. prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions;

(ii) Amendment of Vale’s bylaws, so as to adjust it, as much as possible, to B3 S.A. New Market segment rules so Vale may be effectively listed on such special segment;

(iii) The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders in Vale.

In line with the provisions of item “iii” above, Valepar’s shareholders will receive 1.2065 Vale common shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new common shares, all registered and without par value, in favor of Valepar’s shareholders. Consequently, Valepar’s shareholders will own a total of 1,908,980,340 Vale common shares after the merger of Valepar.

At the General Extraordinary Shareholders’ Meeting, held on June 27, 2017, all resolutions related to the proposal for corporate restructuring of the Company listed above were approved.

The completion of the Voluntary Conversion and, consequently, of the other stages of the transaction which are the object of the Proposal is now subject to the voluntary conversion by at least 54.09% of class A preferred shares, as mentioned in item “i” above.  The conversion period commenced on June 28, 2017 and ends on August 11, 2017, during which the holders may, if they so wish, join the Voluntary Conversion.

On the date of effectiveness of the merger of Valepar into Vale, if the merger is completed, the Shareholders will execute a new shareholders’ agreement (“Vale Agreement”) that will bind only 20% of the totality of Vale’s common shares, and will be in force until November 9, 2020, with no provision for renewal.

For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

c)         Remuneration to the Company’s stockholders

In April 2017, the Annual General Meeting approved the payment of shareholder remuneration for the year of 2016, in the amount of R$4,667. Accordingly, the amount of R$2,065 related to the Profit Reserve “Additional Remuneration Reserve”, that was recorded in December 31, 2016, was used to the payment of dividends in the form of interest on shareholders’ equity, in addition to the amount of R$2,602, already recorded in the current liabilities.

25.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company. The definition of related party is based on applicable accounting standards and our internal policies, which may be more restrictive than applicable laws and regulations under certain circumstances.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, derivatives, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the interim financial statements are as follows:

	Consolidated
	Assets
	June 30, 2017				December 31, 2016
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	691	1,263	—	—	1,701	1,056	—	—
Banco do Brasil S.A.	3,166	79	—	—	186	111	—	—
Companhia Coreano-Brasileira de Pelotização	—	—	—	62	—	—	—	15
Companhia Hispano-Brasileira de Pelotização	—	—	—	—	—	—	2	—
Companhia Ítalo-Brasileira de Pelotização	—	—	—	—	—	—	—	27
Companhia Nipo-Brasileira de Pelotização	—	—	—	47	—	—	—	48
Companhia Siderúrgica do Pecém	—	—	157	—	—	—	122	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	26	—	—	—	32	—
Mitsui & Co., Ltd.	—	—	9	—	—	—	11	—
MRS Logística S.A.	—	—	—	126	—	—	—	78
Nacala BV (i)	—	—	—	15,117	—	—	—	—
VLI	—	—	26	64	—	—	27	38
Others	—	—	124	74	—	—	155	32
Total	3,857	1,342	342	15,490	1,887	1,167	349	238

(i) Refers to the balances after the sale of Nacala Corridor business (note 11).

	Consolidated
	Liabilities
	June 30, 2017				December 31, 2016
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	205	—	—	—	51	125	—
Banco Bradesco S.A.	796	—	—	—	815	—	—	20
Banco do Brasil S.A.	122	—	—	7,035	147	—	—	8,369
BNDES	224	—	—	13,620	236	—	—	14,444
BNDES Participações S.A.	—	—	—	1,294	—	—	—	1,348
Companhia Coreano-Brasileira de Pelotização	—	248	127	—	—	10	192	—
Companhia Hispano-Brasileira de Pelotização	—	202	132	—	—	126	47	—
Companhia Ítalo-Brasileira de Pelotização	—	163	162	—	—	—	323	—
Companhia Nipo-Brasileira de Pelotização	—	437	260	—	—	10	477	—
Ferrovia Centro-Atlântica S.A.	—	3	271	—	—	—	270	—
Mitsui & Co., Ltd.	—	125	—	—	—	56	—	—
MRS Logística S.A.	—	80	—	—	—	82	—	—
Nacala BV (i)	—	355	—	—	—	—	—	—
Pangea Emirates Ltd Mitsui (i)	—	—	3,748	—	—	—	—	—
Sumic Nickel Netherland B.V	—	—	—	—	—	—	1,149	—
VLI	—	8	232	—	—	8	—	—
Others	—	175	58	—	—	130	22	—
Total	1,142	2,001	4,990	21,949	1,198	473	2,605	24,181

(i) Refers to the balances after the sale of Nacala Corridor business (note 11).

	Consolidated
	Three month period ended June 30,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	27	(124)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	102	—	—	486
Banco do Brasil S.A. (i)	—	—	(437)	—	—	(166)
Baovale Mineração S.A.	—	(15)	—	—	(18)	—
BNDES (i)	—	—	(370)	—	—	(358)
BNDES Participações S.A. (i)	—	—	(45)	—	—	(49)
Companhia Coreano-Brasileira de Pelotização	—	(126)	(4)	—	(62)	—
Companhia Hispano-Brasileira de Pelotização	—	(96)	(4)	—	(30)	—
Companhia Ítalo-Brasileira de Pelotização	—	(115)	(6)	—	(44)	—
Companhia Nipo-Brasileira de Pelotização	—	(215)	(8)	—	(70)	—
Companhia Siderúrgica do Atlântico	—	—	—	—	(21)	—
Companhia Siderúrgica do Pecém	165	(130)	—	53	—	—
Ferrovia Centro-Atlântica S.A.	38	(22)	(1)	40	(25)	—
Ferrovia Norte Sul S.A.	24	—	—	22	—	—
Mitsui & Co., Ltd.	113	(21)	—	147	—	—
MRS Logística S.A.	—	(471)	—	—	(489)	—
Nacala BV (i)	—	(304)	214	—	—	—
Pangea Emirates Ltd Mitsui (i)	—	—	(156)	—	—	—
Samarco Mineração S.A.	—	—	46	—	—	—
VLI	199	—	—	246	(11)	—
Others	22	(3)	(5)	3	(30)	—
Total	588	(1,642)	(674)	511	(800)	(87)

	Consolidated
	Six month period ended June 30,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	36	(196)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	225	—	—	428
Banco do Brasil S.A. (i)	—	—	(644)	—	—	(298)
Baovale Mineração S.A.	—	(26)	—	—	(30)	—
BNDES (i)	—	—	(531)	—	—	(528)
BNDES Participações S.A. (i)	—	—	(67)	—	—	(73)
California Steel Industries, Inc.	113	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	—	(234)	(9)	—	(131)	—
Companhia Hispano-Brasileira de Pelotização	—	(188)	(8)	—	(71)	—
Companhia Ítalo-Brasileira de Pelotização	—	(172)	(15)	—	(81)	—
Companhia Nipo-Brasileira de Pelotização	—	(408)	(22)	—	(197)	—
Companhia Siderúrgica do Atlântico	—	—	—	—	(21)	—
Companhia Siderúrgica do Pecem	405	(279)	—	116	—	—
Ferrovia Centro-Atlântica S.A.	63	(49)	(1)	69	(44)	(2)
Ferrovia Norte Sul S.A.	37	—	—	39	—	—
Mitsui & Co., Ltd.	206	(38)	—	226	—	—
MRS Logística S.A.	—	(824)	—	—	(729)	—
Nacala BV (i)	—	(304)	214	—	—	—
Pangea Emirates Ltd Mitsui (i)	—	—	(156)	—	—	—
Samarco Mineração S.A.	45	—	39	1	—	—
VLI	417	—	—	467	(11)	—
Others	44	(8)	(31)	40	(65)	—
Total	1,366	(2,726)	(1,006)	958	(1,380)	(473)

(i) Does not include exchange rate variation.

26.                     Commitments

a)        Participative stockholders’ debentures

In April, 2017, the Company approved the semiannual remuneration to stockholders’ debentures the amount of R$241.

b) Guarantees provided

As of June 30, 2017, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$1.217 and R$4,896, respectively and in December 31, 2016 totaled R$1,176 and R$4,725, respectively.

27.                               Select notes to Parent Company information (individual interim information)

a)        Investments

	Parent company
	2017	2016
Balance at January 1st,	107,539	127,517
Additions/Capitalizations	966	1,282
Translation adjustment	2,326	(14,304)
Equity results in income statement	1,758	4,699
Equity results in statement of comprehensive income	(936)	(618)
Results from operations with noncontroling interest	(329)	—
Equity results from discontinued operations	(658)	(47)
Dividends declared	(1,586)	(1,157)
Others	813	(21)
Balance at June 30,	109,893	117,351

Dividends received by the Parent Company during the period ended at June 30, 2017 were R$424.

b)   Intangible

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2016	10,278	118	918	11,314
Additions	1,585	—	57	1,642
Disposals	(7)	—	—	(7)
Amortization	(175)	(4)	(204)	(383)
Balance at June 30, 2017	11,681	114	771	12,566
Cost	15,178	223	4,098	19,499
Accumulated amortization	(3,497)	(109)	(3,327)	(6,933)
Balance at June 30, 2017	11,681	114	771	12,566

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2015	7,084	123	1,350	8,557
Additions	2,973	—	18	2,991
Disposals	(18)	—	—	(18)
Amortization	(258)	(3)	(253)	(514)
Balance at June 30, 2016	9,781	120	1,115	11,016
Cost	13,151	223	4,015	17,389
Accumulated amortization	(3,370)	(103)	(2,900)	(6,373)
Balance at June 30, 2016	9,781	120	1,115	11,016

c)   Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	1,684	20,945	20,416	8,479	4,122	16,499	29,911	102,056
Additions (i)	—	—	—	—	—	—	2,692	2,692
Disposals	(1)	—	(21)	(16)	—	(6)	(31)	(75)
Assets retirement obligation	—	—	—	—	14	—	—	14
Depreciation, amortization and depletion	—	(364)	(531)	(572)	(135)	(767)	—	(2,369)
Transfers	49	3,188	4,390	1,313	1,483	2,011	(12,434)	—
Balance at June 30, 2017	1,732	23,769	24,254	9,204	5,484	17,737	20,138	102,318
Cost	1,732	27,977	31,063	15,478	7,073	26,617	20,138	130,078
Accumulated depreciation	—	(4,208)	(6,809)	(6,274)	(1,589)	(8,880)	—	(27,760)
Balance at June 30, 2017	1,732	23,769	24,254	9,204	5,484	17,737	20,138	102,318

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	1,672	19,546	19,379	8,371	4,215	14,203	29,501	96,887
Additions (i)	—	—	—	—	—	—	3,776	3,776
Disposals	—	—	(1)	(8)	—	(22)	(60)	(91)
Assets retirement obligation	—	—	—	—	144	—	—	144
Depreciation, amortization and depletion	—	(307)	(468)	(535)	(102)	(654)	—	(2,066)
Transfers	8	1,281	(60)	503	(68)	(171)	(1,493)	—
Balance at June 30, 2016	1,680	20,520	18,850	8,331	4,189	13,356	31,724	98,650
Cost	1,680	23,719	25,090	13,780	5,538	20,671	31,724	122,202
Accumulated depreciation	—	(3,199)	(6,240)	(5,449)	(1,349)	(7,315)	—	(23,552)
Balance at June 30, 2016	1,680	20,520	18,850	8,331	4,189	13,356	31,724	98,650

(i) Includes capitalized borrowing costs, see cash flow.

d)   Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	656	448	11,829	15,876
Fixed rates in:
US$	—	—	4,963	4,889
EUR	—	—	2,831	5,158
Accrued charges	300	425	—	—
	956	873	19,623	25,923
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	2,213	1,059	14,697	17,307
Basket of currencies and US$ indexed to LIBOR	1,190	1,117	3,422	3,962
Fixed rates in:
R$	190	190	590	685
Accrued charges	921	932	—	—
	4,514	3,298	18,709	21,954
	5,470	4,171	38,332	47,877

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2017	1,546
2018	4,656
2019	7,002
2020	7,899
2021	4,934
Between 2022 and 2025	10,952
2026 onwards	5,592
42,581

e)   Provisions

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Payroll and related charges	1,424	1,649	—	—
Environment Restoration	47	14	140	200
Asset retirement obligations	56	71	1,615	1,571
Provisions for litigation	—	—	1,951	1,944
Employee postretirement obligations	62	58	682	681
Provisions	1,589	1,792	4,388	4,396

f)   Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	53	247	1,621	23	1,944
Additions	1	55	306	8	370
Reversals	—	(83)	(167)	(3)	(253)
Payments	(6)	(19)	(148)	(1)	(174)
Indexation and interest	3	31	35	(5)	64
Balance at June 30, 2017	51	231	1,647	22	1,951

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	332	241	1,562	55	2,190
Additions	17	201	353	7	578
Reversals	(41)	(67)	(160)	(11)	(279)
Payments	(275)	(161)	(233)	—	(669)
Indexation and interest	12	92	9	—	113
Balance at June 30, 2016	45	306	1,531	51	1,933

g)   Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Six month period ended June 30,
	2017	2016
Income before income taxes	10,586	16,478
Income taxes at statutory rates - 34%	(3,599)	(5,603)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	793	—
Tax incentives	524	319
Equity results	598	1,598
Others results in associates and joint ventures	—	(1,269)
Others	(292)	(1,580)
Income taxes	(1,977)	(6,535)

h)   Related parties

	Parent company
	Assets
	June 30, 2017				December 31, 2016
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	110	1,263	—	—	67	1,056	—	—
Banco do Brasil S.A.	2,032	79	—	—	8	111	—	—
Biopalma da Amazônia S.A.	—	—	1	882	—	—	1	965
Companhia Coreano-Brasileira de Pelotização	—	—	—	62	—	—	—	15
Companhia Hispano-Brasileira de Pelotização	—	—	—	—	—	—	2	—
Companhia Ítalo-Brasileira de Pelotização	—	—	—	—	—	—	—	27
Companhia Nipo-Brasileira de Pelotização	—	—	—	47	—	—	—	48
Companhia Portuária Baía de Sepetiba	—	—	3	117	—	—	1	80
Companhia Siderúrgica do Pecém	—	—	118	—	—	—	115	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	26	—	—	—	32	—
Empreendimentos Brasileiros de Mineração S.A.	—	—	—	1,226	—	—	—	292
Mineração Brasileiras Reunidas S.A.	—	—	4	107	—	—	1	14
Mineração Corumbaense Reunidas S.A.	—	—	53	—	—	—	52	—
MRS Logística S.A.	—	—	—	41	—	—	—	30
Salobo Metais S.A.	—	—	31	104	—	—	16	104
Vale International S.A.	—	—	13,938	—	—	—	27,387	—
VLI	—	—	26	64	—	—	27	38
Others	—	—	93	77	—	—	172	36
Total	2,142	1,342	14,293	2,727	75	1,167	27,806	1,649

	Parent company
	Liabilities
	June 30, 2017				December 31, 2016
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	205	—	—	—	51	125	—
Banco Bradesco S.A.	796	—	—	—	815	—	—	20
Banco do Brasil S.A.	122	—	—	7,035	147	—	—	8,369
BNDES	224	—	—	12,465	236	—	—	13,039
BNDES Participações S.A.	—	—	—	1,294	—	—	—	1,348
Companhia Coreano-Brasileira de Pelotização	—	248	—	—	—	10	—	—
Companhia Hispano-Brasileira de Pelotização	—	202	—	—	—	126	—	—
Companhia Ítalo-Brasileira de Pelotização	—	163	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização	—	437	—	—	—	10	—	—
Companhia Portuária Baía de Sepetiba	—	49	—	—	—	285	—	—
Empreendimentos Brasileiros de Mineração S.A.	—	—	7	—	—	—	7	—
Ferrovia Centro-Atlântica S.A.	—	3	271	—	—	—	270	—
Mineração Brasileiras Reunidas S.A.	—	523	3,310	—	—	505	3,131	—
MRS Logística S.A.	—	80	—	—	—	82	—	—
Vale International S.A.	—	—	56,465	—	—	4	59,715	—
VLI	—	8	232	—	—	8	—	—
Others	—	313	293	—	—	163	292	—
Total	1,142	2,231	60,578	20,794	1,198	1,244	63,540	22,776

	Parent company
	Six month period ended June 30,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	—	(181)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	225	—	—	424
Banco do Brasil S.A. (i)	—	—	(644)	—	—	(299)
Baovale Mineração S.A.	—	(26)	—	—	(31)	—
Biopalma da Amazônia S.A.	—	—	32	—	—	(203)
BNDES (i)	—	—	(528)	—	—	(516)
BNDES Participações S.A. (i)	—	—	(68)	—	—	(73)
Companhia Coreano-Brasileira de Pelotização	—	(234)	—	—	(131)	—
Companhia Hispano-Brasileira de Pelotização	—	(188)	—	—	(71)	—
Companhia Ítalo-Brasileira de Pelotização	—	(172)	—	—	(82)	—
Companhia Nipo-Brasileira de Pelotização	—	(408)	—	—	(197)	—
Companhia Portuária Baía de Sepetiba	—	(206)	—	—	(395)	—
Companhia Siderúrgica do Atlântico	—	—	—	—	(21)	—
Companhia Siderúrgica do Pecem	415	—	—	116	—	—
Ferrovia Centro-Atlântica S.A.	63	(49)	(1)	69	(44)	(2)
Ferrovia Norte Sul S.A.	37	—	—	—	—	—
Mineração Brasileiras Reunidas S.A.	—	(995)	(179)	—	(761)	(246)
MRS Logística S.A.	—	(824)	—	—	(729)	—
Samarco Mineração S.A.	45	—	39	1	—	—
Vale International S.A.	28,636	—	(2,261)	17,811	—	3,464
VLI	417	—	—	467	(11)	—
Others	137	(80)	(105)	76	(5)	2
Total	29,750	(3,363)	(3,490)	18,540	(2,478)	2,551

(i) Does not include exchange rate variation.

28.                     Additional information about derivatives financial instruments

a) Sensitivity analysis of derivative financial instruments.

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

• Scenario I: fair value calculation considering market prices as of June 30, 2017

• Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

• Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$depreciation	(329)	(1,665)	(3,000)
	US$interest rate inside Brazil decrease	(329)	(374)	(421)
	Brazilian interest rate increase	(329)	(328)	(347)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$depreciation	(1,679)	(3,013)	(4,348)
	US$interest rate inside Brazil decrease	(1,679)	(1,736)	(1,796)
	Brazilian interest rate increase	(1,679)	(1,795)	(1,904)
	TJLP interest rate decrease	(1,679)	(1,772)	(1,867)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$depreciation	(185)	(289)	(392)
	US$interest rate inside Brazil decrease	(185)	(191)	(197)
	Brazilian interest rate increase	(185)	(194)	(203)
	TJLP interest rate decrease	(185)	(192)	(200)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$depreciation	(5)	(292)	(578)
	US$interest rate inside Brazil decrease	(5)	(37)	(72)
	Brazilian interest rate increase	(5)	(84)	(154)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$depreciation	(174)	(553)	(933)
	US$interest rate inside Brazil decrease	(174)	(193)	(213)
	Brazilian interest rate increase	(174)	(242)	(305)
	IPCA index decrease	(174)	(207)	(240)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	158	37	(72)
	IPCA index decrease	158	99	42
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(99)	(42)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(35)	(604)	(1,173)
	Euribor increase	(35)	(62)	(89)
	US$Libor decrease	(35)	(91)	(151)
Protected item: EUR denominated debt	EUR depreciation	n.a.	604	1,173

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	83	(150)	(614)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	150	614

Nickel sales fixed price protection
Forwards	Nickel price decrease	1	(86)	(172)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	86	172

Purchase protection program
Nickel forwards	Nickel price increase	(0.9)	(7.2)	(13.4)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	7.2	13.4

Copper forwards	Copper price increase	(0.1)	(1.0)	(2.0)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	1.0	2.0

SLW warrants	SLW stock price decrease	151	83	31

Conversion options - VLI	VLI stock value increase	(224)	(340)	(478)

Options - MBR	MBR stock value decrease	570	351	187

Instrument	Main risks	Scenario I	Scenario II	Scenario III

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(4)	(26)	(49)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	0	(12)	(25)
Embedded derivatives - Gas purchase	Pellet price increase	(11)	(23)	(39)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(583)	(1,040)	(1,655)

b)  Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of June 30, 2017.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	A3	A-
Banco Votorantim	Ba3	BB
Bank of America	Baa1	BBB+
Bank of China	A1	A
Bank of Nova Scotia	A1	A+
Bank of Tokyo Mitsubishi UFJ	A1	A
Banpara	—	BB-
Barclays	Baa2	BBB
BNP Paribas	A1	A

Long term ratings by counterparty	Moody’s	S&P
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB
Citigroup	Baa1	BBB+
Deutsche Bank	A3	A-
Goldman Sachs	A3	BBB+
HSBC	A1	A
Intesa Sanpaolo Spa	A3	BBB-
Itau Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+

c)  Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	9,280	DEC17	9,449	JUN18	9,554
JUL17	9,363	JAN18	9,468	JUN19	9,750
AUG17	9,379	FEB18	9,485	JUN20	9,911
SEP17	9,393	MAR18	9,504	JUN21	10,043
OCT17	9,412	APR18	9,522
NOV17	9,431	MAY18	9,539

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.70	DEC17	2.70	JUN18	2.71
JUL17	2.69	JAN18	2.71	JUN19	2.72
AUG17	2.69	FEB18	2.71	JUN20	2.72
SEP17	2.70	MAR18	2.71	JUN21	2.72
OCT17	2.70	APR18	2.71
NOV17	2.70	MAY18	2.71

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	294	DEC17	291	JUN18	290
JUL17	295	JAN18	290	JUN19	292
AUG17	296	FEB18	290	JUN20	280
SEP17	294	MAR18	289	JUN21	276
OCT17	292	APR18	290
NOV17	291	MAY18	290

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/17	2.58	06/01/18	2.37	10/01/20	3.18
09/01/17	2.17	07/02/18	2.38	01/04/21	3.29
10/02/17	2.20	10/01/18	2.48	04/01/21	3.36
11/01/17	2.19	01/02/19	2.59	07/01/21	3.45
12/01/17	2.19	04/01/19	2.65	10/01/21	3.51
01/02/18	2.25	07/01/19	2.72	01/03/22	3.65
02/01/18	2.22	10/01/19	2.80	04/01/22	3.73
03/01/18	2.27	01/02/20	2.91	07/01/22	3.86
04/02/18	2.30	04/01/20	2.99	01/02/23	4.09
05/02/18	2.32	07/01/20	3.09	01/02/24	4.49

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.23	6M	1.40	11M	1.45
2M	1.26	7M	1.42	12M	1.45
3M	1.30	8M	1.43	2Y	1.64
4M	1.35	9M	1.44	3Y	1.79
5M	1.38	10M	1.44	4Y	1.93

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/17	7.00	06/01/18	7.00	10/01/20	7.00
09/01/17	7.00	07/02/18	7.00	01/04/21	7.00
10/02/17	7.00	10/01/18	7.00	04/01/21	7.00
11/01/17	7.00	01/02/19	7.00	07/01/21	7.00
12/01/17	7.00	04/01/19	7.00	10/01/21	7.00
01/02/18	7.00	07/01/19	7.00	01/03/22	7.00
02/01/18	7.00	10/01/19	7.00	04/01/22	7.00
03/01/18	7.00	01/02/20	7.00	07/01/22	7.00
04/02/18	7.00	04/01/20	7.00	01/02/23	7.00
05/02/18	7.00	07/01/20	7.00	01/02/24	7.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/17	10.03	06/01/18	8.75	10/01/20	9.98
09/01/17	9.65	07/02/18	8.77	01/04/21	10.08
10/02/17	9.38	10/01/18	8.84	04/01/21	10.17
11/01/17	9.22	01/02/19	8.91	07/01/21	10.26
12/01/17	9.07	04/01/19	9.06	10/01/21	10.32
01/02/18	8.94	07/01/19	9.23	01/03/22	10.36
02/01/18	8.87	10/01/19	9.41	04/01/22	10.41
03/01/18	8.84	01/02/20	9.56	07/01/22	10.45
04/02/18	8.79	04/01/20	9.70	01/02/23	10.54
05/02/18	8.77	07/01/20	9.85	01/02/24	10.64

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/17	4.88	06/01/18	3.66	10/01/20	4.43
09/01/17	4.52	07/02/18	3.68	01/04/21	4.45
10/02/17	4.26	10/01/18	3.94	04/01/21	4.49
11/01/17	4.11	01/02/19	4.14	07/01/21	4.52
12/01/17	3.96	04/01/19	4.19	10/01/21	4.54
01/02/18	3.84	07/01/19	4.28	01/03/22	4.54
02/01/18	3.78	10/01/19	4.30	04/01/22	4.57
03/01/18	3.75	01/02/20	4.33	07/01/22	4.59
04/02/18	3.70	04/01/20	4.34	01/02/23	4.65
05/02/18	3.68	07/01/20	4.39	01/02/24	4.72

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.40	6M	-0.28	11M	-0.24
2M	-0.39	7M	-0.27	12M	-0.23
3M	-0.37	8M	-0.26	2Y	-0.12
4M	-0.33	9M	-0.25	3Y	0.01
5M	-0.30	10M	-0.24	4Y	0.14

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.98	6M	1.25	11M	0.69
2M	1.03	7M	1.08	12M	0.64
3M	1.07	8M	0.96	2Y	1.44
4M	1.16	9M	0.85	3Y	1.59
5M	1.22	10M	0.76	4Y	1.71

Currencies - Ending rates

CAD/US$	0.7701	US$/BRL	3.3082	EUR/US$	1.1430

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Gueitiro Matsuo Genso	Dan Antonio Marinho Conrado
Chairman	Eduardo de Oliveira Rodrigues Filho
Denise Pauli Pavarina
Fernando Jorge Buso Gomes	Clarissa Lins
Vice-President
Fiscal Council
Dan Antonio Marinho Conrado
Marcel Juviniano Barros	Marcelo Amaral Moraes
Eduardo Refinetti Guardia	Chairman
Denise Pauli Pavarina
Shinichiro Omachi	Eduardo Cesar Pasa
Oscar Augusto de Camargo Filho	Raphael Manhães Martins
Eduardo de Salles Bartolomeo	Robert Juenemann
Lucio Azevedo	Marcus Vinícius Dias Severini

Alternate	Alternate
Gilberto Antonio Vieira	Sergio Mamede Rosa do Nascimento
Moacir Nachbar Junior	Bernardo Zito Porto
Arthur Prado Silva	Gaspar Carreira Júnior
Francisco Ferreira Alexandre
Robson Rocha	Executive Officers
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Fabio Schvartsman
Eduardo de Oliveira Rodrigues Filho	Chief Executive Officer
Raimundo Nonato Alves Amorim

Luiz Eduardo Fróes do Amaral Osorio
Advisory Committees of the Board of Directors	Executive Officer (Sustainability and Institutional Relations)

Controlling Committee	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Arthur Prado Silva
Oswaldo Mário Pego de Amorim Azevedo	Gerd Peter Poppinga
Jorge Roberto Manoel	Executive Officer (Ferrous and Coal)

Executive Development Committee	Jennifer Anne Maki
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Marcel Juviniano Barros
Fernando Jorge Buso Gomes	Clovis Torres Junior
Gueitiro Matsuo Genso	Executive Officer and General Counsel
Ana Silvia Matte

Strategic Committee
Fabio Schvartsman
Gueitiro Matsuo Genso	Rogerio Nogueira
Fernando Jorge Buso Gomes	Global Controller Director
Oscar Augusto de Camargo Filho
Murilo Muller
Finance Committee	Controllership Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Dioni Brasil
Eduardo de Oliveira Rodrigues Filho	Accounting Manager
Eduardo de Salles Bartolomeo	TC-CRC-RJ 083305/O-8
Eduardo Refinetti Guardia

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Andre Figueiredo
Date: July 27, 2017		Andre Figueiredo
Director of Investor Relations